     As filed with the Securities and Exchange Commission on April 4, 2002

                                                     Registration No. 333-74122
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549

                                 -------------

                                AMENDMENT NO. 3

                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 -------------
                        J. C. PENNEY CORPORATION, INC.
            (Exact name of registrant as specified in its charter)
                                 -------------

                 DELAWARE                      13-5583779
         (State of Incorporation) (L.R.S. Employer Identification No.)

                          J. C. PENNEY COMPANY, INC.
            (Exact name of registrant as specified in its charter)
                 DELAWARE                      26-0037077
         (State of Incorporation) (I.R.S. Employer Identification No.)
                               6501 LEGACY DRIVE
                            PLANO, TEXAS 75024-3698
                                (972) 431-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 -------------
                              C. R. LOTTER, ESQ.
            Executive Vice President, Secretary and General Counsel

                          J. C. PENNEY COMPANY, INC.
                  6501 Legacy Drive, Plano, Texas 75024-3698
                                (972) 431-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 -------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                 -------------
                        CALCULATION OF REGISTRATION FEE

=--------------------------------------------------------------------------------------------
                                                                              Proposed       Proposed
                                                                              Maximum        Maximum
                                                                              Offering      Aggregate       Amount of
Title of Each Class of Securities To be Registered Amount to be Registered Price Per Unit Offering Price Registration Fee
-------------------------------------------------- ----------------------- -------------- -------------- ----------------
    5% Convertible Subordinated Notes Due 2008....      $650,000,000        $1123.80(1)    650,000,000      $182,618*
    Co-obligation on Notes........................      650,000,000             N/A            N/A             N/A
    Common Stock, 50c par value...................  22,807,018 shares(2)        N/A            N/A           None(3)
=--------------------------------------------------------------------------------------------

 *  Previously paid.
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average bid and ask prices of the 5% Convertible Subordinated Notes due 2008 on the PORTAL system on November 21, 2001.
(2) The shares of common stock of J.C. Penney Company, Inc., registered hereunder are issuable upon conversion of the notes at the rate of 35.0877 shares of common stock per $1000 principal amount of the notes. Pursuant to Rule 416, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(3) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

   The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8
(a), may determine.

================================================================================

                   SUBJECT TO COMPLETION DATED APRIL 4, 2002


                                  PROSPECTUS


[LOGO]

                        J. C. Penney Corporation, Inc.

                                 $650,000,000

                   5% Convertible Subordinated Notes Due 2008
                               Co-obligation of
                          J. C. Penney Company, Inc.
                                      and

                          J. C. Penney Company, Inc.

         Shares of Common Stock issuable upon Conversion of the Notes

                                 -------------

   J. C. Penney Corporation, Inc. issued the notes in a private placement in October 2001. This prospectus will be used by the selling securityholders to resell their notes or common stock of J.C. Penney Company, Inc. issuable upon conversion of the notes.

   We will pay interest on the notes on April 15 and October 15 of each year. The first interest payment will be made on April 15, 2002. The notes will mature on October 15, 2008. The notes are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of J. C. Penney Company, Inc. common stock at a conversion price of $28.50 per share, subject to certain adjustments. The notes are subordinated to our senior indebtedness and structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

   We may redeem the notes on or after October 20, 2004. Holders may require us to repurchase the notes upon a change in control.


   Our common stock is listed on the New York Stock Exchange under the symbol "JCP." The last reported sale price of our common stock on The New York Stock Exchange Tape on April 1, 2002 was $19.99 per share. The notes are eligible for trading in The Portal/SM/ Market ("Portal"), a subsidiary of The Nasdaq Stock Market, Inc.


   Investing in the notes involves risks. See "Risk Factors" on page 8.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                The date of this prospectus is April   , 2002.

                               TABLE OF CONTENTS

                                                        Page
                                                        ----
                    SUMMARY............................   1
                    RISK FACTORS.......................  10
                    CAUTIONARY NOTE REGARDING
                      FORWARD-LOOKING STATEMENTS.......  14
                    USE OF PROCEEDS....................  15
                    PRICE RANGE OF COMMON STOCK AND
                      DIVIDENDS........................  15
                    SELECTED CONSOLIDATED FINANCIAL AND
                      OTHER DATA.......................  16

                                                         Page
                                                         ----
                  DESCRIPTION OF THE NOTES..............  18
                  DESCRIPTION OF CAPITAL STOCK..........  31
                  SELLING SECURITYHOLDERS...............  39
                  PLAN OF DISTRIBUTION..................  45
                  U.S. FEDERAL INCOME TAX CONSIDERATIONS  47
                  LEGAL MATTERS.........................  53
                  INDEPENDENT AUDITORS..................  53
                  WHERE YOU CAN FIND MORE INFORMATION...  53
                  INCORPORATION BY REFERENCE............  54

                                 -------------

   You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus, regardless of the time of delivery of this prospectus.

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and notes to these statements contained or incorporated by reference in this prospectus.

                               Company Overview

   JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer, operating approximately 1,075 JCPenney department stores in all 50 states, Puerto Rico, and Mexico. In addition, we operate approximately 54 Renner department stores in Brazil. The major portion of our business consists of providing merchandise and services to customers through department stores, catalog departments and the Internet. The catalog and Internet business processes over 68 million customer orders annually. We market predominantly family apparel, jewelry, shoes, accessories, and home furnishings.

   In addition, through our subsidiary Eckerd Corporation, we operate a chain of approximately 2,640 drugstores located throughout the Southeast, Sunbelt, and Northeast regions of the United States. Eckerd drugstores sell prescription drugs as well as general merchandise items such as over-the-counter drugs, beauty products, photo processing services, greeting cards and convenience food.

   On January 27, 2002, J. C. Penney Company, Inc. was reorganized into a holding company structure. As part of this restructuring, the former J. C. Penney Company, Inc. changed its name to "J. C. Penney Corporation, Inc.", referred to in this prospectus as the "Issuer", and became a wholly-owned subsidiary of a newly formed affiliated holding company. This new holding company then assumed the name "J. C. Penney Company, Inc.", referred to in this prospectus as the "Co-Obligor". Shares of common and preferred stock of the Issuer outstanding as of January 27, 2002 were automatically converted into the identical number and type of shares of common and preferred stock of the Co-Obligor. Shares of common stock of 50c par value of the Co-Obligor, referred to in this prospectus as "common stock", remain publicly traded under the same symbol (JCP) on The New York Stock Exchange, referred to in this prospectus as "NYSE". The Issuer and Co-Obligor are co-obligors on the notes which are being offered pursuant to this prospectus. Co-Obligor is also the co-obligor or guarantor, as the case may be, on all other outstanding debt of the Issuer which has been registered with the Securities and Exchange Commission, referred to in this prospectus as "SEC".

   The Co-Obligor is a co-obligor of the notes and, along with the Issuer, is liable for the payment of principal, premium (if any) and interest. The Issuer is a wholly-owned subsidiary of the Co-Obligor. The Co-Obligor is a holding company that derives its operating income and cash flow from the Issuer. The Co-Obligor is the sole stockholder of the Issuer and the Issuer is the Co-Obligor's sole asset and only subsidiary. The Co-Obligor will be the issuer of the common stock issuable upon conversion of the notes. The Co-Obligor and its consolidated subsidiaries, including the Issuer, are collectively referred to in this prospectus as "we," "us," "our," "JCPenney" or "Company," unless indicated otherwise.

                         Business Strategy -- JCPenney

   Our primary objective in our department store and catalog business is to offer fashionable, quality merchandise at competitive prices. We are implementing the following initiatives to achieve this objective as well as to increase sales and improve profitability:

  . Enhancing our Merchandise Offering. Our objective is to differentiate our merchandise assortments from our competitors by offering quality, fashionable merchandise at competitive prices for both national and private brands. Critical to the execution of this objective was the change from a decentralized to centralized merchandising process, which was formally transitioned in February 2001. Centralized merchandising allows us to create a consistent product message in all of our stores, improve in-stock positions, narrow product assortments, increase inventory turns and shorten product lead times. We believe centralized merchandising will significantly improve the product assortments in our stores while optimizing supply chain efficiencies. We also believe that narrowing the product assortment through centralized merchandising will create a clearer Company identity and image in the eyes of the customer, resulting in greater customer loyalty. It will also allow us to be more selective with fashionable and trendy items.

  . Establishing a National Marketing Campaign. Our advertising strategy is being refocused to communicate a nationally consistent "value" message that directly targets our core customer, the middle market consumer. In 2001, we implemented aggressive marketing programs to recapture former and attract new customers and drive store traffic, including increasing the frequency and consistency of our printed communications. In addition, the change to a centralized merchandising process allows us to leverage our national presence and make our marketing and promotions more visible and effective.

  . Redesigning our Stores. We are currently updating and refreshing our stores to be contemporary, exciting and easy-to-shop. Our in-store redesigns include improved signage and lighting, wider aisles, better side-by side placement of merchandise and attractive arrangement of merchandise by brand and/or type. We have updated approximately 20 percent of our stores to date and plan to have refreshed 35-40 percent of the stores by the end of fiscal 2002. We believe that the new look of our stores will complement our merchandising and marketing initiatives as well as improve our customers' shopping experience.

  . Improving our Catalog and Internet Business. We are developing several strategies that are expected to improve the profitability of our catalog and Internet business. Our objectives include reducing merchandise assortments, implementing competitive pricing specific to the catalog and Internet operations, rebuilding and expanding the customer file and improving the cost structure. We have recently hired two experienced catalog executives to lead these operations. We believe we have the infrastructure and experience to be a leader in direct-to-consumer retail.

  .  Leveraging our New Management Team.   In September 2000, Allen Questrom
     joined as Chairman and CEO with 35 years of retail experience, including as Chairman and CEO of Federated Department Stores and Barney's New York. Vanessa Castagna, Executive Vice President, President and COO of Stores, Catalog and Internet, joined in August 1999 with a 20-year retailing background, including senior merchandising positions at Wal-Mart. John Irvin, Senior Vice President and President of Catalog and Internet of the Issuer, joined in February 2001 from Spiegel, Inc. where he was CEO of catalog operations. John Budd, Senior Vice President and Chief Marketing Officer for Stores and Catalog of the Issuer, joined in February 2001 from Macy's West and was formerly with the May Company. In addition, we have enhanced JCPenney's management infrastructure with numerous recent experienced hires in the merchandising area.

                          Business Strategy -- Eckerd

   The strategy in our Eckerd operations is to provide customers with a convenient, competitively priced drugstore shopping experience. Management, led by new CEO Wayne Harris, is focused on improving sales growth and profitability through the following initiatives:

  . Reducing General Merchandise Prices. We have implemented a new competitive pricing plan at Eckerd to make our general merchandise categories more competitive. We have completed price reductions, the most dramatic of which were in highly visible categories such as cosmetics, beverages, hygiene products, baby care, over-the-counter products, snacks and photo. The new pricing plan is supported by a consistent marketing and weekly circular strategy that emphasizes value and highlights product areas that drive traffic. We believe competitive pricing is central to improving general merchandise sales growth and enhancing Eckerd's value image.

  . Rolling-out New Store Layout. We have designed a new store layout and signage that emphasizes high margin, high turnover categories and encourages customers to shop the entire store. Early sales and profitability results from the new store format are promising. For example, reconfigured stores are experiencing 12 percent general merchandise sales increases, greater than 20 percent sales improvements in certain key front-end categories and higher than expected pharmacy sales increases. To date over 700 stores are operating under the new store format and approximately 1,500 resets are expected to be completed by the end of fiscal 2002. Eckerd is also improving same store sales by continuing to relocate its strip-center stores to more productive free-standing locations.

  . Improving Technology Infrastructure. We are working to strengthen our information systems infrastructure to improve customer service as well as increase efficiency and productivity. Recently, our information technology staff has been brought in-house. This will increase our ability to quickly improve the productivity of our pharmacy systems as well as the overall efficiency of our supply chain management. We expect our initiatives to reduce pharmacy wait times, raise generic dispensing rates, increase inventory turns and improve in-stock positions.

  . Reducing Expenses. We are aggressively reducing expenses at Eckerd in order to improve our cost structure. To date our initiatives have reduced regional and district store management, distribution, information technology and headquarters overhead by reducing the number of positions, deleting certain redundancies, closing underperforming stores, bringing the information technology function in-house and generally closely monitoring SG&A expenses. The realized savings have been partially used to improve the customer service in our stores. Continued expense reduction efforts are focusing on administrative overhead and supply chain efficiencies.

                              Recent Developments

   The following financial information should be read in conjunction with the financial information contained in the Issuer's Annual Report on Form 10-K for the 52 weeks ended January 27, 2001, and its Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 27, 2001, incorporated by reference herein.


   Comparable department store sales increased 12.5 percent to $940 million for the four weeks ended February 23, 2002. For Eckerd, comparable drugstore sales increased 6.7 percent to $1,158 million, with pharmacy sales increasing 9.7 percent and general merchandise sales increasing 1.5 percent. Comparable store sales include the sales of stores after having been opened for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th month. In addition, for Eckerd, comparable store sales include the sales of relocated drugstores. Catalog sales decreased 28.7 percent to $196 million.


   Summary of operating results of the Company for the 52 weeks ended January 26, 2002, is as follows.

                                                                   (Amounts in millions
                                                                  except per share data)
                                                                      52 weeks ended
                                                             ---------------------------
                                                             Jan. 27, 2001    Jan. 26, 2002
                                                             -------------    -------------
                                                                               (unaudited)
Total retail sales
   Department stores and catalog............................    $18,758          $18,157
   Eckerd drugstores........................................     13,088           13,847
                                                                -------          -------
   Total....................................................     31,846           32,004
Margins and expenses
Gross margin--LIFO
   Department stores and catalog............................      5,964            6,102
   Eckerd drugstores........................................      2,851            3,113
                                                                -------          -------
   Total....................................................      8,815            9,215
Selling, general and administrative (SG&A) expenses
   Department stores and catalog............................      5,710            5,554
   Eckerd drugstores........................................      2,927            2,905
                                                                -------          -------
   Total....................................................      8,637            8,459
Segment operating profit/(loss)--LIFO
   Department stores and catalog............................        254              548
   Eckerd drugstores........................................        (76)             208
                                                                -------          -------
   Total....................................................        178              756
Other unallocated...........................................         27               25
Net interest expense........................................        427              386
Acquisition amortization....................................        122              121
Restructuring and other charges, net........................        488               21
                                                                -------          -------
Income/(loss) from continuing operations before income taxes       (886)             203
Income taxes................................................       (318)              89
                                                                -------          -------
Income/(loss) from continuing operations....................       (568)/(1)/        114/(1)/
                                                                -------          -------
Discontinued operations, net of income tax..................       (137)             (16)
                                                                -------          -------
Net income/(loss)...........................................    $  (705)/(1)/    $    98/(1)/
                                                                =======          =======
Earnings/(loss) per share from continuing operations........    $ (2.29)         $  0.32
Net income/(loss) per share.................................    $ (2.81)         $  0.26

   It is not possible to predict the medium or long-term effects of the September 11, 2001 terrorist attacks on the economy or on consumer confidence in the United States, or the impact, if any, on our future results of operations.
---------------------
(1)To calculate amounts available to common stockholders, these income/(loss) amounts must be lowered by preferred dividends of $33 million and $29 million for the 52 weeks ended January 27, 2001 and January 26, 2002, respectively.

                                 -------------

   The Company has developed a business plan designed to rebuild its Eckerd drugstore business which establishes 2003 financial targets for Eckerd. These financial targets anticipate growth in sales volume approaching $16.5 billion and FIFO EBIT reaching 4 to 4 1/2 percent of sales; the plan envisions improvements in both gross margin and SG&A expenses to more competitive levels. Reaching these targets would generate EBITDA of approximately $1 billion for the period. Financial analysts currently value drugstore companies based on, among other things, multiples of EBITDA. Using this methodology, the Company believes Eckerd's gross enterprise value (i.e., equity value plus debt) could approximate $8 billion to $11 billion in 2003, if the targets are achieved.


   Our principal offices are located at 6501 Legacy Drive, Plano, Texas 75024-3698. Our telephone number is (972) 431-1000. We maintain a Web site on the Internet at www.jcpenney.com. Our Web site, and the information contained on it, are not to be considered part of this prospectus.

                                 The Offering

Issuer......................  J. C. Penney Corporation, Inc.; its parent, J. C.
                              Penney Company, Inc. is a co-obligor of the notes.

Securities offered..........  $650,000,000 aggregate principal amount of 5%
                              Convertible Subordinated Notes due October 15, 2008; or, if converted, 22,807,018 shares of J.
                              C. Penney Company, Inc. common stock (see
                              "Conversion Right" below).

Interest....................  The notes will bear interest at an annual rate of
                              5%. Interest is payable on April 15 and October 15 of each year, beginning April 15, 2002.

Maturity date...............  October 15, 2008.

Conversion rights...........  Holders may convert all or some of their notes, unless previously redeemed, into shares of J. C. Penney Company, Inc. common stock at any time prior to the close of business on the business day immediately preceding the maturity date at a conversion price of $28.50 per share. The initial conversion price is equivalent to a conversion rate of 35.0877 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment. Upon conversion, you will not receive any cash representing accrued interest.

Optional redemption.........  We may redeem the notes on or after October 20,
                              2004, at the redemption prices set forth in this prospectus.

Change in control...........  Upon a change in control, we may be required to make an offer to purchase each holder's notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Subordination...............  The notes are unsecured obligations of J. C.
                              Penney Corporation, Inc. and J. C. Penney
                              Company, Inc. The notes are subordinated in right of payment to all existing and future senior indebtedness and structurally subordinated to all existing and other indebtedness and other liabilities of J. C. Penney Corporation, Inc.'s and J. C. Penney Company, Inc.'s subsidiaries. As of October 27, 2001, the Company had senior indebtedness of approximately $5.5 billion. The indenture governing the notes will not limit our or our subsidiaries' ability to incur senior indebtedness or other debt.

Use of proceeds.............  We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock underlying the notes. However, the net proceeds to us from the initial offering (approximately $630 million) are being used to repay other Company debt maturities and for general corporate purposes, including investments in working capital and capital expenditures.

Trading.....................  The notes are eligible for trading in Portal.
                              However, we cannot give any assurance as to the liquidity of, or trading market for, the notes.

Common stock................  Our common stock is listed on the New York Stock
                              Exchange under the symbol "JCP."

                                 Risk Factors

     Investment in the notes involves certain risks. You should carefully consider the information under "Risk Factors" and all other information included in this prospectus before investing in the notes.

     JCPenney and Eckerd are our registered service marks. This prospectus contains other trade names, trademarks and service marks of JCPenney and of other companies.

                 Summary Consolidated Financial and Other Data
       (dollars in millions, except per share and other operating data)

   Please read the summary consolidated financial and other data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and notes, all incorporated herein by reference. Our fiscal year is comprised of 52 or 53 weeks, ending on the last Saturday in January. As used in this section "fiscal 1998" represents the 52 weeks ended January 30, 1999, "fiscal 1999" represents the 52 weeks ended January 29, 2000 and "fiscal 2000" represents the 52 weeks ended January 27, 2001. The following table sets forth historical summary data for the fiscal years 1998 through 2000 and the 39 weeks ended October 28, 2000 and October 27, 2001. This data, other than the 39 weeks ended October 28, 2000 and October 27, 2001, has been derived from our consolidated financial statements that have been audited by KPMG LLP, independent certified public accountants, and are incorporated herein by reference. The summary consolidated data for the 39 week periods ended October 28, 2000 and October 27, 2001 are derived from our unaudited consolidated financial statements which are incorporated herein by reference. Our historical operating results are not necessarily indicative of our operating results for any future period.

                                                                              39 Weeks Ended/(1)/
                                                                              -----------------
                                                         Fiscal Year
                                                ---------------------------   Oct. 28,   Oct. 27,
                                                 1998      1999      2000       2000       2001
                                                -------   -------   -------   --------   --------
                                                                                 (unaudited)
Income Statement Data:
Department stores and catalog sales............ $19,436   $19,316   $18,758   $12,671    $12,277
Eckerd drugstore sales.........................  10,325    12,427    13,088     9,602     10,185
                                                -------   -------   -------   -------    -------
 Total retail sales............................  29,761    31,743    31,846    22,273     22,462
Department store and catalog operating profit..     920       670       254       322        292
Eckerd drugstores operating profit/(loss)......     254       183       (76)      (86)       122
                                                -------   -------   -------   -------    -------
 Total segment operating profit/ (2)/..........   1,174       853       178       236        414
Restructuring and other charges, net...........     (22)      169       488       204         14
Income/(loss) from continuing operations.......     438       174      (568)     (245)        19
Net income/(loss)..............................     594       336      (705)     (125)         3

Per Share Data:
Income/(loss) from continuing operations....... $   438   $   174   $  (568)  $  (245)   $    19
Less: preferred stock dividends, net of tax....      38        36        33        25         22
                                                -------   -------   -------   -------    -------
Earnings/(loss) from continuing operations
  available to common stockholders.............     400       138      (601)     (270)        (3)
Net income/(loss) available to common
  stockholders.................................     556       300      (738)     (150)       (19)
Diluted income/(loss) from continuing
  operations................................... $  1.58   $  0.54   $ (2.29)  $ (1.03)   $ (0.01)
Diluted net income/(loss)...................... $  2.19   $  1.16   $ (2.81)  $ (0.57)   $ (0.07)

Other Operating Data:
Comparable store sales/(3)/ (decrease)/increase
 Department stores.............................    (1.9)%    (1.1)%    (2.4)%    (2.9)%      2.9%
 Eckerd pharmacy...............................    15.0%     15.6%     14.0%     13.2%      12.6%
 Eckerd drugstores total.......................     9.2%     10.7%      8.5%      8.6%       8.6%
Number of stores (at period end)
 Department stores.............................   1,169     1,178     1,160     1,147      1,129
 Eckerd drugstores.............................   2,756     2,898     2,640     2,643      2,636

                                                                                                      39 Weeks Ended/(1)/
                                                                                                 ----------------------
                                                                      Fiscal Year
                                                       -----------------------------------       Oct. 28,      Oct. 27,
                                                        1998          1999          2000           2000          2001
                                                       -------       -------       -------       --------      --------
                                                                                                          (unaudited)
Balance Sheet Data:
Cash and short-term investments....................... $    49       $ 1,155       $   944       $   125        $ 1,791
Working capital.......................................   5,022         3,902         3,022         3,646          4,062
Total assets/(4)/.....................................  23,605        20,908        19,742        20,413         18,341
Long-term debt........................................   7,143         5,844         5,448         5,423          5,193
Stockholders' equity..................................   7,102         7,228         6,259         6,874          6,063

Other Financial Data:
Capital expenditures.................................. $   743       $   669       $   699       $   450        $   493
Cash dividends per common share.......................    2.18          1.92          0.83          0.70           0.38
Ratio of earnings to fixed charges....................    1.80x         1.29x          -- /(5)/      -- /(5)/     1.10x//

Segment EBITDA/(6)/ before the Effects of Non-
  Comparable Items

Department Stores and Catalog
Segment operating profit (earnings before interest and
  credit operations and taxes)........................ $   920       $   670       $   254       $   322        $   292
   Depreciation and amortization......................     380           386           360           275            282
   Non-comparable items/(7)/..........................      --            20/(8)/       92/(9)/       --             --
   Credit operating results...........................     224           313            --            --             --
                                                       -------       -------       -------       -------       --------
Department Stores and Catalog EBITDA/(6)/ before the
  effects of non-comparable items..................... $ 1,524       $ 1,389       $   706       $   597        $   574

Eckerd
Segment operating profit/(loss) (earnings before
  interest and credit operations and taxes)........... $   254       $   183       $   (76)      $   (86)       $   122
   Depreciation and amortization......................     139           193           213           154            167
   Non-comparable items/(7)/..........................     114/(10)/     119/(10)/     116/(11)/      73/(12)/       (6)/(13)/
                                                       -------       -------       -------       -------       --------
Eckerd EBITDA/(6)/ before the effects of non-
  comparable items.................................... $   507       $   495       $   253       $   141        $   283

Total Segments
Segment operating profit (earnings before interest and
  credit operations and taxes)........................ $ 1,174       $   853       $   178       $   236        $   414
   Depreciation and amortization......................     519           579           573           429            449
   Non-comparable items/(7)/..........................     114           139           208            73             (6)
   Credit operating results...........................     224           313            --            --             --
                                                       -------       -------       -------       -------       --------
Total Segments EBITDA/(6)/ before the effects of non-
  comparable items.................................... $ 2,031       $ 1,884       $   959       $   738        $   857
Reconciliation of Income/(Loss) from Continuing
  Operations to Total Segment EBITDA/(6)/ before
  the Effects of Non-Comparable Items
Income/(loss) from continuing operations.............. $   438       $   174       $  (568)      $  (245)       $    19
Add back:
   Income taxes.......................................     277           104          (318)         (146)            14
   Restructuring and other charges, net...............     (22)          169           488           204             14
   Acquisition amortization...........................     112           125           122            76             73
   Net interest expense (excluding credit operations).     611           607           427           325            285
   Other unallocated..................................     (18)          (13)           27            22              9
   Segment depreciation and amortization..............     519           579           573           429            449
   Segment non-comparable items.......................     114           139           208            73             (6)
                                                       -------       -------       -------       -------       --------
Total Segments EBITDA before the effects of non-
  comparable items.................................... $ 2,031       $ 1,884       $   959       $   738        $   857

---------------------
(1)The Company's business depends to a great extent on the last quarter of the year. Historically, sales for that period have averaged approximately one-third of annual sales. Accordingly, the results of operations for the 39 weeks ended October 27, 2001 are not necessarily indicative of the results for the entire year. See page 3 for a summary of operating results for the fiscal year ended January 26, 2002.
(2)Department stores and catalog segment results for 2000 and 1999 include certain non-comparable items, which are explained in the Issuer Annual Report on Form 10-K for the fiscal year ended January 27, 2001 ("2000 10-K"). In addition, Eckerd drugstores results for all periods shown include certain non-comparable items, which are explained in the Issuer's Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 27, 2001, the 2000 10-K, and the Issuer's Annual Report on Form 10-K for the fiscal year ended January 30, 1999. The Company considers non-comparable items to be significant charges or credits that are infrequently occurring transactions that are not reflective of normal operating performance.
(3)Comparable store sales include the sales of stores after having been opened for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th fiscal month.
(4)Includes assets of discontinued operations (in millions) of $2,737, $2,847, and $3,027 at year-end 1998, 1999, and 2000, respectively, and $2,923 and $0 at October 28, 2000 and October 27, 2001, respectively.
(5)Income from continuing operations was not sufficient to cover fixed charges by $887 million for fiscal 2000 and $392 million for the 39 weeks ended October 28, 2000.
(6)EBITDA includes segment operating profit before depreciation and amortization and non-comparable items, and includes credit operating results for years prior to 2000. EBITDA is provided as an alternative assessment of operating performance. It is not intended to be a substitute for GAAP measurements, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Calculations of EBITDA may vary for other companies.
(7)The Company considers non-comparable items to be significant charges or credits that are infrequently occurring transactions that are not reflective of normal operating performance. Examples of non-comparable items would include significant real estate transactions which are not part of the Company's core business, costs related to centralizing merchandising and other processes and costs related to significant acquisitions.
(8)Charge related to the Company's adoption of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition".
(9)Charges related to incremental markdowns in department stores.
(10)Charges related to inventory adjustments and incremental integration costs.
(11)Net charges consisted of inventory adjustments and incremental markdowns, incremental integration and other costs, as well as a net credit included in gross margin.
(12)Charges related to incremental store closing costs.
(13)A net credit related principally to a curtailment gain associated with the replacement of certain pension benefits.

                                 RISK FACTORS

   You should carefully consider the risks described below before purchasing the notes or common stock underlying the notes. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the notes and our common stock could decline, and you could lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

                     Risk Factors Relating To Our Business

We may not accurately anticipate fashion trends, customer preferences and other fashion-related factors.

   The retail industry is subject to changing fashion trends and customer preferences. We cannot guarantee that our merchandise selection will accurately reflect customer preferences at any given time or that we will be able to identify and respond quickly to fashion changes, particularly given the long lead times for ordering much of our merchandise from vendors. If we fail to accurately anticipate either the market for the merchandise or the customers' purchasing habits, we may be required to sell a significant amount of unsold inventory at discounted prices or even below cost, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain our margin on pharmacy sales or attract and retain a sufficient number of licensed pharmacists.

   Pharmacy sales represent a significant and growing percentage of our total drugstore sales. Pharmacy sales accounted for 64 percent of total drugstore sales for fiscal 2000. Eckerd's pharmacy sales have lower margins than non-pharmacy sales and are also subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third party payors, which collectively we call third party plans, become more prevalent and as these plans continue to seek cost containment. Also, any substantial delays in reimbursement, or a significant reduction in coverage or payment rates from third party plans, can have a material adverse effect on our drugstore business. Pharmacy sales to third party plans accounted for 89 percent of Eckerd's total pharmacy sales for fiscal 2000.

   The success of our drugstore operations is also dependent in part on our ability to attract and retain licensed pharmacists. There currently exists an industry-wide shortage of pharmacists. Eckerd has taken steps to address this shortage, including replacing certain pension benefits with an enhanced 401(k) savings program that is more competitive in the drugstore industry and is designed to attract and retain qualified personnel, especially pharmacists. While this shortage has not to date had an adverse impact on Eckerd's operations or earnings, there is no guarantee that Eckerd's operations and earnings will not be adversely affected by a pharmacist shortage in the future.

We may not be able to attract or retain a sufficient number of customers in a highly competitive retail environment.

   We compete primarily with department stores, drug stores, and mass merchandisers, many of which are units of national or regional chains that have significant financial and marketing resources. The principal competitive factors in our markets are price, quality, selection of merchandise, reputation, store location, advertising and customer service. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

   Although we sell merchandise via the Internet through "jcpenney.com," a significant shift in customer buying patterns to purchasing merchandise via the Internet could have a material adverse effect on us. Internet retailing is extremely competitive and could result in fewer sales and lower margins. We continue to rely on store and catalog sales for a substantial majority of our revenue.

   Our sales results also depend on consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

We may not be able to obtain adequate capital to support our operations and growth strategies.

   Our operations and growth strategy require adequate capital, the availability of which depends on our ability to generate cash flow from operations, borrow funds on satisfactory terms and raise funds in the capital markets. We may need additional seasonal borrowing capacity in addition to the funds currently available under our revolving credit facility to fund our working capital requirements. The inability to obtain adequate capital could have a material adverse effect on our business and results of operations.

We may experience significant fluctuations in operating results.

   We have experienced fluctuations in our operating results in recent periods and may continue to do so in the future. Lower and unprofitable operating results could inhibit our ability to pay our debts, including your notes.

We may not be able to retain key executives or other personnel.

   We have recently hired several new key members of our management team. We feel our success is largely dependent on the performance of this management team and other key employees. Our operations could be materially adversely affected if any of our senior executives or other key personnel ceased working for us.

                     Risk Factors Relating To The Offering

If we are unable to pay all of our debts, you will receive payment on your notes only if we have funds remaining after we have paid our existing and future senior indebtedness.

   The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. The indenture, as supplemented, defines senior indebtedness as all indebtedness of the Issuer and the Co-Obligor other than any indebtedness that expressly states that it is subordinated to the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes are also structurally subordinated to all liabilities, including trade payables, of our subsidiaries. The indenture governing the notes does not limit our or our subsidiaries' ability to incur debt, including senior indebtedness. In addition, there are no financial covenants in the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of October 27, 2001, the Company had approximately $5.5 billion of senior indebtedness outstanding. See "Description of the Notes -- Subordination of Notes."

If an active trading market for the notes does not develop, then the market price of the notes may decline or you may be unable to sell your notes.

   The initial purchasers have advised us that they currently intend to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by U.S. federal securities laws. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. In addition, the notes may only be transferred or resold in transactions registered under, or exempt from, U.S. federal and applicable state securities laws. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly.

The market price of the notes and our common stock may be lower than you expected.

   The trading price of our common stock has been, and in the future the trading prices of the notes and our common stock could be, subject to substantial fluctuations because of:

  .  changing market conditions in the retail business;

  .  quarterly variations in operating results;

  .  monthly variations in comparable store sales results;

  .  adverse business developments;

  .  changes in financial estimates by securities analysts;

  .  changes in rating agency outlook for JCPenney or the industry in general;

  .  new merchandise or strategies introduced by us or our competitors;

  .  the timing of new store openings or reconfigurations; and

  .  announcements of technological innovations.

We may be unable to purchase the notes upon a change in control.

   Upon a change in control, you may require us to purchase all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. Our current senior credit facility permits a change in control in certain circumstances but not others. Future senior credit facilities may also provide that a change in control triggers credit obligations to become immediately due and owing, which would affect the funds we have available to service debt obligations. Any failure on our part to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to you. The term "change in control" is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. In some limited circumstances it may not be certain whether or not a "change of control" has occurred. Accordingly, the consequences of you seeking to exercise your rights following a transaction which you believe constitutes a change of control are unclear. See "Description of the Notes -- Purchase of Notes at Your Option Upon a Change in Control."

We may enter into other transactions that could adversely affect our ability to pay you.

   We may enter into certain transactions, including acquisitions, refinancings or other recapitalizations or highly leveraged transactions that would not constitute a change of control, but that could increase the amount of indebtedness outstanding, otherwise affect our capital structure or credit ratings, or otherwise adversely affect your investment. These actions could have the result of lowering the market price of your investment or otherwise inhibiting our ability to make payments of the interest and/or principal on the notes as they become due.

We have Charter and Bylaw provisions that could delay or prevent a change in control, even if it would be beneficial to you.

   Our Charter, Bylaws and stockholder rights agreement and Delaware corporate law contain provisions that could delay or make more difficult the removal of incumbent directors as well as a merger, tender offer or proxy contest, even if these events could be viewed as beneficial by our stockholders. These provisions may make it more difficult or expensive for a third party to acquire a majority of the Co-Obligor's outstanding common stock. Among other things, our board of directors has the power to issue preferred stock in one or more series with designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board may fix without stockholder approval. Issuance of this "blank check" preferred stock could materially limit the rights of the holders of our common stock and render more difficult or discourage an attempt to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. In addition, our Charter and Bylaws contain provisions that could impede a takeover or change in control, including, among other things, a classified board of directors and a requirement that the provisions relating to the classified board of directors be amended only by the affirmative vote of holders of at least 80 percent of the voting power of our outstanding common stock. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in holders of our common stock receiving a premium over the market price for their common stock, which could depress the market price of our common stock and the notes. See "Description of Capital Stock."

                           CAUTIONARY NOTE REGARDING
                          FORWARD-LOOKING STATEMENTS

   This prospectus, including the section entitled "Summary," and the documents incorporated herein by reference contain forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed above in "Risk Factors" and elsewhere in this prospectus and the documents incorporated herein by reference. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined above in "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock underlying the notes. However, the net proceeds to us from the initial offerings (approximately $630 million) are being used to repay other Company debt maturities and for general corporate purposes, including investments in working capital and capital expenditures.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   The Co-Obligor's common stock is listed on the New York Stock Exchange under the symbol "JCP." The following table sets forth for the periods indicated the high and low sales prices of the common stock, as reported on the New York Stock Exchange Composite Tape, and the cash dividend declared for each such period. Prior to January 27, 2002, the common stock and dividends referenced below were those of the Issuer.


                                                High   Low   Dividend*
                                               ------ ------ ---------
          Fiscal year ended January 29, 2000
             First Quarter.................... $48.38 $35.38  $0.5450
             Second Quarter...................  54.44  43.75   0.5450
             Third Quarter....................  44.88  25.31   0.5450
             Fourth Quarter...................  27.50  17.69   0.2875

          Fiscal year ended January 27, 2001
             First Quarter.................... $19.75 $12.88  $0.2875
             Second Quarter...................  19.69  14.00   0.2875
             Third Quarter....................  18.25   8.69   0.1250
             Fourth Quarter...................  13.38   8.63   0.1250

          Fiscal year ending January 26, 2002
             First Quarter.................... $20.73 $12.98  $0.1250
             Second Quarter...................  29.50  19.30   0.1250
             Third Quarter....................  28.85  18.64   0.1250
             Fourth Quarter...................  27.82  20.90   0.1250

          Fiscal year ending January 25, 2003
             First Quarter (to April 1, 2002).  25.00  18.83       --*



   On April 1, the last reported sale price of the common stock on the New York Stock Exchange Composite Tape was $19.99. As of April 1, 2002, there were 50,072 holders of record of common stock.


   *All dividends are at the sole discretion of J. C. Penney Company, Inc.'s board of directors. The board bases its dividend decisions primarily on the financial condition, results of operations and business requirements of JCPenney.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                             Fiscal Year              39 Weeks Ended
                                   ---------------------------      ------------------
                                                                    Oct. 28,   Oct. 27,
                                   1996  1997  1998  1999  2000       2000       2001
                                   ----  ----  ----  ----  ----     --------   --------
                                                                        (unaudited)
Ratio of earnings to fixed charges 2.30x 1.83x 1.80x 1.29x  --/(1)/    --/(1)/   1.10x

---------------------
(1)Income from continuing operations was not sufficient to cover fixed charges by $887 million for fiscal 2000 and $392 million for the 39 weeks ended October 28, 2000.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
       (dollars in millions, except per share and other operating data)

   Please read the selected consolidated financial and other data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and notes, all incorporated herein by reference. Our fiscal year is comprised of 52 or 53 weeks, ending on the last Saturday in January. As used in this section "fiscal 1996" represents the 52 weeks ended January 25, 1997, "fiscal 1997" represents the 53 weeks ended January 31, 1998, "fiscal 1998" represents the 52 weeks ended January 30, 1999, "fiscal 1999" represents the 52 weeks ended January 29, 2000 and "fiscal 2000" represents the 52 weeks ended January 27, 2001. The following table sets forth historical summary data for the fiscal years 1998 through 2000 and the 39 weeks ended October 28, 2000 and October 27, 2001. This data, other than the 39 weeks ended October 28, 2000 and October 27, 2001, has been derived from our consolidated financial statements that have been audited by KPMG LLP, independent certified public accountants, and are incorporated herein by reference. The selected consolidated data for the 39 week periods ended October 28, 2000 and October 27, 2001 are derived from our unaudited consolidated financial statements which are incorporated herein by reference. Our historical operating results are not necessarily indicative of our operating results for any future period.

                                                                                         Fiscal Year
                                                                       ----------------------------------------------

                                                                        1996     1997      1998      1999      2000
                                                                       -------  -------   -------   -------   -------

Income Statement Data:
Department stores and catalog sales................................... $19,644  $20,133   $19,436   $19,316   $18,758
Eckerd drugstore sales................................................   3,160    9,663    10,325    12,427    13,088
                                                                       -------  -------   -------   -------   -------
   Total retail sales.................................................  22,804   29,796    29,761    31,743    31,846

Cost of goods sold....................................................  15,257   20,361    20,621    22,286    23,031
Gross profit..........................................................   7,547    9,435     9,140     9,457     8,815
Selling, general and administrative expenses..........................   6,359    7,813     7,966     8,604     8,637
                                                                       -------  -------   -------   -------   -------
   Total segment operating profit/(2)/................................   1,188    1,622     1,174       853       178

Other unallocated.....................................................     (38)     (18)      (18)      (13)       27
Net interest expense and credit operations............................     184      454       387       294       427
Acquisition amortization..............................................      23      117       112       125       122
Restructuring and other charges, net..................................     303      379       (22)      169       488
                                                                       -------  -------   -------   -------   -------
Income/(loss) from continuing operations before
 income taxes.........................................................     716      690       715       278      (886)
Provision/(benefit) for income taxes..................................     276      277       277       104      (318)
                                                                       -------  -------   -------   -------   -------
Income/(loss) from continuing operations..............................     440      413       438       174      (568)
Net income/(loss)..................................................... $   565  $   566   $   594   $   336   $  (705)

Per Share Data:
Income/(loss) from continuing operations.............................. $   440  $   413   $   438   $   174   $  (568)
Less: preferred stock dividends, net of tax...........................      40       40        38        36        33
                                                                       -------  -------   -------   -------   -------
Earnings/(loss) from continuing operations for basic EPS calculation..     400      373       400       138      (601)
Addback: Impact of dilutive common stock equivalents..................      40       40        --        --        --
                                                                       -------  -------   -------   -------   -------
Earnings/(loss) from continuing operations for diluted EPS calculation $   440  $   413   $   400   $   138   $  (601)
Net income/(loss) applicable to common stockholders...................     525      526       556       300      (738)
Net income/(loss) for diluted EPS calculation.........................     565      566       556       300      (738)
Income/(loss) from continuing operations
   Basic.............................................................. $  1.77  $  1.51   $  1.58   $  0.54   $ (2.29)
   Diluted............................................................ $  1.75  $  1.49   $  1.58   $  0.54   $ (2.29)
Net income/(loss)
   Basic.............................................................. $  2.32  $  2.13   $  2.20   $  1.16   $ (2.82)
   Diluted............................................................ $  2.25  $  2.10   $  2.19   $  1.16   $ (2.82)
Weighted average common shares
   Basic..............................................................   226.4    247.4     252.8     259.4     261.8
   Diluted............................................................   248.5    268.1     254.0     259.4     261.8

Other Operating Data:
Comparable store sales/(3)/ increase/(decrease)
   Department stores..................................................     3.4%    (0.3)%    (1.9)%    (1.1)%    (2.4)%
   Eckerd pharmacy....................................................     N/A     12.5%     15.0%     15.6%     14.0%
   Eckerd drugstores total............................................     7.7%     7.4%      9.2%     10.7%      8.5%
Number of stores (at period end)
   Department stores..................................................   1,228    1,203     1,169     1,178     1,160
   Eckerd drugstores..................................................   2,699    2,778     2,756     2,898     2,640

                                                                       39 Weeks Ended/(1)/
                                                                       -----------------
                                                                       Oct. 28,   Oct. 27,
                                                                         2000       2001
                                                                       --------   --------
                                                                          (unaudited)
Income Statement Data:
Department stores and catalog sales................................... $12,671    $12,277
Eckerd drugstore sales................................................   9,602     10,185
                                                                       -------    -------
   Total retail sales.................................................  22,273     22,462

Cost of goods sold....................................................  15,775     15,908
Gross profit..........................................................   6,498      6,554
Selling, general and administrative expenses..........................   6,262      6,140
                                                                       -------    -------
   Total segment operating profit/(2)/................................     236        414

Other unallocated.....................................................      22          9
Net interest expense and credit operations............................     325        285
Acquisition amortization..............................................      76         73
Restructuring and other charges, net..................................     204         14
                                                                       -------    -------
Income/(loss) from continuing operations before
 income taxes.........................................................    (391)        33
Provision/(benefit) for income taxes..................................    (146)        14
                                                                       -------    -------
Income/(loss) from continuing operations..............................    (245)        19
Net income/(loss)..................................................... $  (125)   $     3

Per Share Data:
Income/(loss) from continuing operations.............................. $  (245)   $    19
Less: preferred stock dividends, net of tax...........................      25         22
                                                                       -------    -------
Earnings/(loss) from continuing operations for basic EPS calculation..    (270)        (3)
Addback: Impact of dilutive common stock equivalents..................      --         --
                                                                       -------    -------
Earnings/(loss) from continuing operations for diluted EPS calculation $  (270)   $    (3)
Net income/(loss) applicable to common stockholders...................    (150)       (19)
Net income/(loss) for diluted EPS calculation.........................    (150)       (19)
Income/(loss) from continuing operations
   Basic.............................................................. $ (1.03)   $ (0.01)
   Diluted............................................................ $ (1.03)   $ (0.01)
Net income/(loss)
   Basic.............................................................. $ (0.57)   $ (0.07)
   Diluted............................................................ $ (0.57)   $ (0.07)
Weighted average common shares
   Basic..............................................................   261.6      263.2
   Diluted............................................................   261.6      263.2

Other Operating Data:
Comparable store sales/(3)/ increase/(decrease)
   Department stores..................................................    (2.9)%      2.9%
   Eckerd pharmacy....................................................    13.8%      12.6%
   Eckerd drugstores total............................................     8.6%       8.6%
Number of stores (at period end)
   Department stores..................................................   1,147      1,129
   Eckerd drugstores..................................................   2,643      2,636

                                                            Fiscal Year                                  39 Weeks Ended/(1)/
                                --------------------------------------------------------------       ---------------------
                                                                                                     Oct. 28,      Oct. 27,
                                 1996         1997          1998          1999          2000           2000          2001
                                -------      -------       -------       -------       -------       --------      --------
                                                                                                             (unaudited)
Balance Sheet Data:
Cash and short-term
 investments................... $    91      $   227       $    49       $ 1,155       $   944       $   125       $ 1,791
Working capital................   3,956        5,274         5,022         3,902         3,022         3,646         4,062
Total assets/(4) /.............  22,013       23,405        23,605        20,908        19,742        20,413        18,341
Long-term debt.................   4,565        6,986         7,143         5,844         5,448         5,423         5,193
Stockholders' equity...........   5,885        7,290         7,102         7,228         6,259         6,874         6,063

Other Financial Data:
Capital expenditures...........     783          803           743           669           699           450           493
Cash dividends per common
 share.........................    2.08         2.14          2.18          1.92          0.83       $  0.70       $  0.38

Segments EBITDA/(5)/ Before the Effects of Non-Comparable Items
Department Stores and Catalog
Segment operating profit
 (earnings before interest
 and credit operations and
 taxes)........................ $ 1,089      $ 1,275       $   920       $   670       $   254       $   322       $   292
   Depreciation and
    amortization...............     325          366           380           386           360           275           282
   Non-comparable items/(6)/...      --           --            --            20/(7)/       92/(8)/       --            --
   Credit operating results....     162          127           224           313            --            --            --
                                -------      -------       -------       -------       -------       -------       -------
Department Stores and Catalog
 EBITDA before the effects of
   non-comparable items........ $ 1,576      $ 1,768       $ 1,524       $ 1,389       $   706       $   597       $   574
Eckerd
Segment operating
 profit/(loss) (earnings
 before interest and credit
 operations and taxes)......... $    99      $   347       $   254       $   183       $   (76)      $   (86)      $   122
   Depreciation and
    amortization...............      41          112           139           193           213           154           167
   Non-comparable items/(6)/...      31/(9)/      45/(10)/     114/(11)/     119/(11)/     116/(12)/      73/(13)/      (6)/(14/)
                                -------      -------       -------       -------       -------       -------       -------
Eckerd EBITDA before the
 effects of non-comparable
 items......................... $   171      $   504       $   507       $   495       $   253       $   141       $   283

Total Segments
Segment operating profit
 (earnings before interest
 and credit operations and
 taxes)........................ $ 1,188      $ 1,622       $ 1,174       $   853       $   178       $   236       $   414
   Depreciation and
    amortization...............     366          478           519           579           573           429           449
   Non-comparable items/(6)/...      31           45           114           139           208            73            (6)
   Credit operating results....     162          127           224           313            --            --            --
                                -------      -------       -------       -------       -------       -------       -------
Total Segments EBITDA before
 the effects of
 non-comparable items.......... $ 1,747      $ 2,272       $ 2,031       $ 1,884       $   959       $   738       $   857

Reconciliation of
 Income/(Loss) from
 Continuing Operations to
 Total Segments EBITDA Before
 the Effects of Non-
 Comparable Items
Income/(loss) from continuing
 operations.................... $   440      $   413       $   438       $   174       $  (568)      $  (245)      $    19
Add back:
   Income taxes................     276          277           277           104          (318)         (146)           14
   Restructuring and other
    charges, net...............     303          379           (22)          169           488           204            14
   Acquisition amortization....      23          117           112           125           122            76            73
   Net interest expense
    (excluding credit
    operations)................     346          581           611           607           427           325           285
   Other unallocated...........     (38)         (18)          (18)          (13)           27            22             9
   Segment depreciation and
    amortization...............     366          478           519           579           573           429           449
   Segment non-comparable
    items......................      31           45           114           139           208            73            (6)
                                -------      -------       -------       -------       -------       -------       -------
   Total Segments EBITDA
    before the effects of
    non-comparable items....... $ 1,747      $ 2,272       $ 2,031       $ 1,884       $   959       $   738       $   857

---------------------
(1) The Company's business depends to a great extent on the last quarter of the year. Historically, sales for that period have averaged approximately one-third of annual sales. Accordingly, the results of operations for the 39 weeks ended October 27, 2001 are not necessarily indicative of the results for the entire year. See page 3 for a summary of operating results for the fiscal year ended January 26, 2002.
(2) Department stores and catalog segment results for 2000 and 1999 include certain non-comparable items, which are explained in the Issuer's Annual Report on Form 10-K for the fiscal year ended January 27, 2001 ("2000 10-K"). In addition, Eckerd drugstores results for all periods shown include certain non-comparable items, which are explained in the Issuer's Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 27, 2001, the 2000 10-K, and the Issuer's Annual Report on Form 10-K for fiscal year ended January 30, 1999.

(3)Comparable store sales include the sales of stores after having been opened for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th fiscal month.
(4)Includes assets of discontinued operations (in millions) of $2,030; $2,323; $2,737; $2,847; and $3,027 at year-end 1996, 1997, 1998, 1999 and 2000, respectively, and $2,923 and $0 at October 28, 2000 and October 27, 2001, respectively.
(5)EBITDA includes segment operating profit before depreciation and amortization and non-comparable items, and includes credit operating results for years prior to 2000. EBITDA is provided as an alternative assessment of operating performance. It is not intended to be a substitute for GAAP measurements, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Calculations of EBITDA may vary for other companies.
(6)The Company considers non-comparable items to be significant charges or credits that are infrequently occurring transactions that are not reflective of normal operating performance. Examples of non-comparable items would include significant real estate transactions which are not part of the Company's core business, costs related to centralizing merchandising and other processes and costs related to significant acquisitions.
(7)Charge related to the Company's adoption of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition".
(8)Charges related to incremental markdowns in department stores.
(9)Charges related to inventory integration costs.
(10)Charges related to inventory adjustments.
(11)Charges related to inventory adjustments and incremental integration costs.
(12)Net charges consisted of inventory adjustments and incremental markdowns, incremental integration and other costs, as well as a net credit included in gross margin.
(13)Charges related to incremental store closing costs.
(14)A net credit related principally to a curtailment gain associated with the replacement of certain pension benefits.

                           DESCRIPTION OF THE NOTES

   The notes were issued under an indenture dated as of October 15, 2001, between the Issuer and The Bank of New York, as trustee. On January 27, 2002, the Issuer, trustee and Co-Obligor entered into a supplemental indenture to add Co-Obligor as a co-obligor of the notes for the payment of principal, premium (if any) and interest. The following summarizes some, but not all, provisions of the notes and the indenture, as supplemented. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture and note is available to you upon request at the address set forth under the heading, "Incorporation By Reference" on page 54. In this section entitled "Description of the Notes," when we refer to "Company," "JCPenney," "we," "our," or "us," we are referring to J. C. Penney Corporation, Inc. and J. C. Penney Company, Inc., as co-obligors on the notes, and none of their subsidiaries.

General

   The Issuer issued notes with a principal amount of $650,000,000. The notes are unsecured general obligations of the Issuer and Co-Obligor and are subordinated in right of payment as described under "-- Subordination of Notes." The notes are convertible into common stock as described under "-- Conversion of Notes." The notes have been and will be issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on October 15, 2008, unless earlier redeemed at the Issuer's option by the Issuer or purchased by the Issuer at your option upon a change in control.

   The indenture does not limit our or our subsidiaries' ability to pay dividends, incur debt or issue or repurchase securities. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of the Issuer or Co-Obligor, except to the extent described under "Purchase of Notes at Your Option Upon a Change in Control."

   The notes bear interest at the annual rate of 5% subject to increase as described in "-- Registration Rights" below. Interest will be payable on April 15 and October 15 of each year, beginning April 15, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest are April 1 and October 1. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds at its election. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

   We will maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office initially will be an office or agency of the trustee:

                             The Bank of New York
                        101 Barclay Street, 21st Floor
                              New York, NY 10286

Conversion of Notes

   You have the right, at your option, to convert your notes into shares of common stock of J. C. Penney Company, Inc. at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $28.50 per share, subject to the adjustments described below.

   Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date, you must pay funds equal to the interest payable on the converted principal amount, except if the submitted notes or portions of notes are called for redemption or are subject to purchase following a change in control on a date during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion to the date of conversion or for any later period.

   We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

   If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, unless we default in the payment of the redemption price or purchase price. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

   The conversion price will be adjusted upon the occurrence of the following events involving or relating to the common stock of J.C. Penney Company, Inc.:

    (1)the issuance of shares of common stock as a dividend or distribution on common stock;

    (2)the subdivision or combination of outstanding common stock;

    (3)the issuance to all or substantially all holders of common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase common stock, or securities convertible into common stock, at a price per share or a conversion price per share less than the then current market price per share;

    (4)the distribution to all or substantially all holders of the common stock of shares of the capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

      .  dividends, distributions and rights or warrants referred to in clauses
         (1) or (3) above; and

      .  dividends or distributions exclusively in cash referred to in clause
         (5) below;

    (5)the dividend or distribution to all or substantially all holders of the common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer (within the meaning of the U.S. federal securities laws) by us or any of our subsidiaries for the common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of the common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10 percent of the market capitalization on the business day immediately preceding the day on which we declare such dividend or distribution; and

    (6)the purchase of the common stock pursuant to a tender offer (within the meaning of the United States federal securities laws) made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for the common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of the common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10 percent of the market capitalization on the expiration date of such tender offer.

   In the event of:

      . any reclassification of the common stock of J. C. Penney Company, Inc., or

      . a consolidation, merger or combination involving J. C. Penney Company, Inc., or

      . a sale or conveyance to another person of the property and assets of of J. C. Penney Company, Inc. as an entirety or substantially as an entirety,

in which holders of J. C. Penney Company, Inc.'s outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of the notes will generally be entitled to convert their notes into the same type of consideration received by common stockholders immediately prior to one of these types of events. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if J. C. Penney Company, Inc. were acquired in a cash merger, each note would become convertible into cash and would no longer be convertible into securities whose value would vary depending on the future prospects and other factors.

   J. C. Penney Company, Inc. is permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if its board of directors determines that such reduction would be in the best interest of J. C. Penney Company, Inc. We are required to give at least 15 days prior notice of any reduction in the conversion price. We also may reduce the conversion price to avoid income tax to holders of the common stock in connection with a dividend or distribution of stock or similar event.

   You may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

   No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of the common stock or any securities convertible into or exchangeable for the common stock or the right to purchase the common stock or such convertible or exchangeable securities.

Subordination of Notes

   The indebtedness evidenced by the notes is subordinated and junior to the extent provided in the indenture, as supplemented, to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness of the Issuer and Co-Obligor, of all senior indebtedness.

   Upon any distribution of our assets upon any dissolution, winding-up, total or partial liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or similar proceedings, payment of the principal of, premium, if any, and interest on the notes is to be subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all senior indebtedness.

   In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all obligations with respect to such senior indebtedness before the holders of the notes are entitled to receive any payment or other distribution. We are required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

   We also may not make any payment on the notes if:

  . a default in the payment of any senior indebtedness occurs and is continuing; or

  . any other default occurs and is continuing with respect to any senior indebtedness that permits holders of the senior indebtedness to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from any person permitted to give this notice under the indenture.

   We must resume making payments and distributions on the notes:

  . in the case of a payment default, when the default is cured or waived or ceases to exist; and

  . in the case of a nonpayment default, the earlier of (1) when the default is cured or waived or ceases to exist, or (2) 179 days after receipt of the payment blockage notice.

   No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since receipt of the prior payment blockage notice.

   No default that existed on the date of delivery of any payment blockage notice to the trustee will be the basis for a subsequent payment blockage notice.

   By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture. The indenture does not limit our ability to incur additional indebtedness, including senior indebtedness. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

   A small portion of the Issuer's operations is conducted through subsidiaries. As a result, to some extent, our cash flow and our ability to service our debt, including the notes, may depend upon the earnings of our subsidiaries and the distribution of earnings, loans or other payments by our subsidiaries to us.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries also will be contingent upon our subsidiaries' earnings.

   Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

   As of October 27, 2001, we had approximately $5.5 billion of indebtedness outstanding that would constitute senior indebtedness. The indenture does not limit our ability to incur senior indebtedness or any other indebtedness.

  Certain Definitions

   "indebtedness" means:

   (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise for borrowed money, including:

      . overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or

      . credit or loan agreements, bonds, debentures, notes or similar instruments, including indebtedness given in connection with the acquisition of any business, properties or assets (including securities), whether or not the recourse of the lender is to all of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

   (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

   (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

    (4)all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase the leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

    (5)all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

    (6)all of our direct or indirect guaranties or similar agreements to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5); and

    (7)any and all deferrals, renewals, extensions and refundings of, or amendments, modifications, supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

   "senior indebtedness" means the principal of, premium, if any, interest including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of the Issuer, and/or Co-Obligor whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Issuer and/or Co-Obligor including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing.

   Senior indebtedness does not include any obligation for federal, state, local or other taxes or any indebtedness of the Issuer or Co-Obligor to any subsidiary of the Issuer or Co-Obligor, other than indebtedness to J. C. Penney Funding Corporation which arises in connection with third party borrowings by
J. C. Penney Funding Corporation and is incurred to finance operations of the Issuer or Co-Obligor (unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness will not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes).

Optional Redemption by the Issuer

   The Issuer may redeem the notes on or after October 20, 2004, on at least 20 days and no more than 60 days prior written notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount of the notes:

                                                                 Redemption
                               Period                              Price
                               ------                            ----------
    Beginning on October 20, 2004 and ending on October 14, 2005  102.500%
    Beginning on October 15, 2005 and ending on October 14, 2006  101.667%
    Beginning on October 15, 2006 and ending on October 14, 2007  100.833%
    Beginning on October 15, 2007 and thereafter................  100.000%

   In each case, the Issuer will pay accrued interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date.

   If the Issuer decides to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

   No sinking fund is provided for the notes.

Purchase of Notes at Your Option Upon a Change in Control

   If a change in control of the Issuer occurs, directly or indirectly, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of a change in control at a purchase price equal to 100 percent of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in a principal amount of $1,000 or multiples of $1,000.

   We will mail to the trustee and to each holder a written notice of the change in control within ten business days after the occurrence of a change in control. This notice will state:

  .  the terms and conditions of the change in control;

  . the procedures required for exercise of the purchase option upon a change in control;

  .  that the holder has the right to require the Issuer to purchase the notes;
     and

  .  the name and address of the paying agent.

   You must deliver written notice of your exercise of this purchase right to a paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

   A change in control will be deemed to have occurred if any of the following occurs:

  . any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of shares of voting stock of the Issuer representing 50 percent or more of the total voting power of all outstanding classes of voting stock of the Issuer or has the power, directly or indirectly, to elect a majority of the members of the board of directors of the Issuer;

  . the Issuer consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of the Issuer, or any person consolidates with, or merges with or into, the Issuer, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of voting stock of the Issuer immediately prior to such transaction "beneficially own," directly or indirectly, shares of voting stock of the Issuer, representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

  .  the Issuer is dissolved or liquidated;

unless, in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares in the merger or consolidation constituting the change in control) consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

   For purposes of this change in control definition:

  . "person" or "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

  . a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of voting stock of the Issuer will be deemed to include, in addition to all outstanding shares of voting stock of the Issuer and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

  .  "beneficially owned" has a meaning correlative to that of beneficial owner;

  . "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

  . "voting stock" means any class or classes of capital stock pursuant to which the holders of capital stock under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person or other persons performing similar functions irrespective of whether or not, at the time capital stock of any other class or classes will have, or might have, voting power by reason of the happening of any contingency.

   The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of the Issuer's assets.

   The Issuer will:

  . comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

  .  file a Schedule TO (tender offer form -- SEC) or any successor or similar schedule if required under the Exchange Act; and

  . otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

   This change in control purchase feature may make more difficult or discourage a takeover of the Company and the removal of incumbent management. However, we are not aware of any specific effort to accumulate shares of J. C. Penney Company, Inc.'s common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers of the notes.

   We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of indebtedness, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring or renewing debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

   If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of that debt to accelerate or require us to repurchase that debt upon the occurrence of events similar to a change in control.

   We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. Certain of our other debt agreements may provide that a change in control constitutes an event of default or may prohibit our redemption or repurchase of the notes. Our failure to repurchase the notes tendered upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

   Each of the following will constitute an event of default under the indenture:

    (1)we fail to pay principal or premium, if any, on any note when due and payable whether or not prohibited by the subordination provisions of the indenture;

    (2)we fail to pay any interest on any note when due and payable if the failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

    (3)the Issuer fails to perform any other covenant or warranty required of it in the indenture if the failure continues for 90 days after notice is given to it by the trustee or to it and the trustee by the holders of not less than 25 percent in aggregate principal amount of the outstanding notes;

    (4)we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

    (5)the Issuer fails to provide timely notice of a change in control; or

    (6)certain events in bankruptcy, insolvency or reorganization of the Issuer.

   If an event of default occurs and is continuing, either the trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. Any payment by us on the notes following any such acceleration will be subject to the subordination provisions described above.

   After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all overdue payments of principal of, premium, if any, and interest on the notes, other than the non-payment of accelerated principal, have been paid and all events of default have been cured or waived.

   Subject to the trustee's duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

   No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  . the holder has previously given to the trustee written notice of a continuing event of default;

  . the holders of at least 25 percent in aggregate principal amount of the outstanding notes have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

  . the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request within 60 days after such notice, request and offer.

   However, these limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note or the right to convert the note on or after the applicable due date.

   Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

  . we fail to pay principal of, or any, premium, if any, or interest on any note when due;

  .  we fail to convert any note into common stock; or

  . we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

   The Issuer is required to furnish to the trustee, on an annual basis, a statement by its officers as to whether or not it, to the officers' knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

   The Issuer and the trustee may make certain modifications and amendments to the indenture or the notes without notice to or the consent of any holder, including modifications or amendments to comply with the merger provisions described in the indenture, to provide for uncertificated notes in addition to or in place of certificate notes, to comply with the provisions of the Trust Indenture Act, to appoint a successor trustee, to cure any ambiguity, defect or inconsistency, or to make any other change not inconsistent with the indenture that does not adversely affect the rights of the holders.

   The Issuer and the trustee may make modifications and amendments to the indenture or the notes with the consent of the holders of at least two-thirds in aggregate principal amount of the outstanding notes.

   However, neither the Issuer nor the trustee may make any modification or amendment without the consent of the holder of each outstanding note if such modification or amendment would:

  .  change the stated maturity of the principal of or interest on any note;

  .  reduce the principal amount of or any premium or interest on any note;

  . reduce the amount of principal payable upon acceleration of the maturity of any note;

  . change the place or currency of payment of principal of or any premium or interest on any note;

  . impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  . modify the subordination provisions in a manner materially adverse to the holders of notes;

  . adversely affect the right of holders to convert notes other than as provided in or under the indenture;

  . reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

  . reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  .  modify such provisions with respect to modification and waiver.

Consolidation, Merger and Sale of Assets

   The Issuer may not consolidate with or merge into any other person, in a transaction in which it is not the surviving corporation, or convey or transfer its properties and assets substantially as an entirety to any successor person, unless:

  . the successor person, if any, is a corporation or limited liability company organized and existing under the laws of the United States, or any state of the United States, and assumes our obligations on the notes and under the indenture;

  . immediately after giving effect to the transaction, no default or event of default will have occurred and be continuing; and

  .  other conditions specified in the indenture are met.

Registration Rights

   The registration statement of which this prospectus forms a part has been filed under the terms of a registration rights agreement which the Issuer entered into with the initial purchasers of the notes. The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes and underlying shares of common stock. In the registration rights agreement the Issuer agreed to file a shelf registration statement under the Securities Act within 90 days after the first date of original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible, referred to as registrable securities. We will use our best efforts to have this shelf registration statement declared effective within 180 days after the first date of original issuance of the notes, and to keep it effective until the earliest of:

   (1) two years after the effective date;

   (2) the date when all registrable securities have been registered under the Securities Act and disposed of; and

   (3) the date on which all registrable securities (other than those held by affiliates of the Issuer) are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

   We will be permitted to suspend the use of the prospectus which is a part of the registration statement for a period not to exceed 45 consecutive days or an aggregate of 120 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

   A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

   If:

    (1)on or prior to the 90th day after the first date of original issuance of the notes the shelf registration statement has not been filed with the SEC;

    (2)on or prior to the 180th day after the first date of original issuance of the notes the shelf registration statement has not been declared effective by the SEC;

    (3)we fail with respect to a note holder that supplies the questionnaire described below to supplement the shelf registration statement in a timely manner in order to name the note holder as additional selling securities holder; or

    (4)after the shelf registration statement has been declared effective such shelf registration statement ceases to be effective or usable (unless we have suspended the use of the shelf registration as described in the third paragraph of this section or the inability to use the registration statement does not exceed 30 days and is the result of our filing a post-effective amendment to incorporate annual financial statements) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement;

(each such event referred to in clauses (1) through (4), a "registration default"), additional interest will accrue on registrable securities over and above the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which all registration defaults have been cured, at the rate per year equal to
0.5 percent for the notes and, if applicable, on an equivalent basis per share (subject to adjustment in the case of stock splits, stock recombinations, stock dividends and the like) of common stock constituting registrable securities, while a registration default is continuing and until all registration defaults have been cured.

   We will pay all expenses of the shelf registration statement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities.

Satisfaction and Discharge

   We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes will become due and payable at their scheduled maturity within 90 days, or (2) all outstanding notes have been called for redemption within 90 days and in either case the Issuer has deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Transfer and Exchange

   The Issuer has initially appointed the trustee as security registrar, paying agent and conversion agent acting through its corporate trust office. The Issuer reserves the right to:

  . vary or terminate the appointment of the security registrar, paying agent or conversion agent;

  .  appoint additional paying agents or conversion agents; or

  . approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

   All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.

   We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

Replacement of Notes

   The Issuer will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to the trustee and the Issuer. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and the Issuer may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

   The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

   The Bank of New York has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

   The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

   Initially, the notes have been issued in the form of two global securities. The global securities have been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

   DTC has advised us that it is:

  . a limited purpose trust company organized under the laws of the State of New York;

  .  a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

   DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system also is available to others such as banks, brokers, dealers and trust companies (called "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   We expect that pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC will credit on its book-entry registration and transfer system the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited will be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

   Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

   So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   We will make payments of principal, premium, if any, and interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

   DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that they are unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions."

   Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

                         DESCRIPTION OF CAPITAL STOCK


   As of April 1, 2002, J. C. Penney Company, Inc.'s authorized capital stock consisted of 25,000,000 shares of preferred stock, without par value, of which 591,917 shares were issued and outstanding, and 1,250,000,000 shares of Common Stock of 50c par value per share, of which 267,236,087 shares were issued and outstanding. The descriptions set forth below of the common stock, preferred stock and preferred stock purchase rights (as hereinafter described) constitute brief summaries of certain provisions of J. C. Penney Company, Inc.'s Restated Certificate of Incorporation, as amended, referred to in this document as its Charter, and its Bylaws and rights agreement, and are qualified in their entirety by reference to the relevant provisions of such documents. In this section entitled "Description of Capital Stock" (other than the subsection entitled "Certain Charter, Bylaws and Delaware Law Provisions") when we refer to "Company" "JCPenney" "we," "our," or "us, " we are referring to J. C. Penny Company, Inc. and none of its subsidiaries.


  Common Stock

   Holders of common stock are entitled to one vote per share with respect to each matter submitted to a vote of the stockholders of JCPenney, including the election of directors, subject to voting rights that may be established for shares of preferred stock. Shares of common stock vote as a class together with the shares of Series A preferred stock (as hereinafter described), if any such shares of Series A preferred stock are issued, and Series B preferred stock (as hereinafter described). Our board of directors is divided into three classes to be as nearly equal in number as possible. One third of the directors are elected every year and serve three-year terms. Holders of common stock do not have the right to cumulate votes in the election of directors and have no preemptive or subscription rights. Shares of common stock are neither redeemable nor convertible, and there are no sinking fund provisions relating to these shares.

   Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of JCPenney, holders of common stock will be entitled to receive such assets as are available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of preferred stock are entitled.

   The outstanding shares of common stock are, and any shares of common stock to be issued upon conversion of the notes will be, fully paid and nonassessable. Additional shares of common stock may be issued, as authorized by our board of directors from time to time, without stockholder approval, except any stockholder approval required by the NYSE.

  Preferred Stock


   Our Charter authorizes 25,000,000 shares of preferred stock, without par value. Our board of directors has designated 1,600,000 shares of preferred stock as Series A Junior Participating Preferred Stock, referred to in this document as Series A preferred stock, and has authorized such shares for issuance pursuant to the exercise of the rights (see below). As of April 1, 2002, no shares of Series A preferred stock had been issued. In addition, 1,400,000 shares of preferred stock have been designated Series B ESOP Convertible preferred stock, also referred to as Series B preferred stock. As of April 1, 2002, 591,917 shares of Series B preferred stock were issued and outstanding.


  Rights: Series A Junior Participating Preferred Stock

   Preferred stock purchase rights are attached to all of our common stock outstanding or that may be issued upon conversion of the notes or otherwise. These rights are issued under a rights agreement, dated January 23, 2002, between JCPenney and Mellon Shareholder Services LLC, as rights agent. Each preferred stock purchase right entitles the holder to purchase shares of Series A preferred stock under conditions described in the rights agreement. The preferred stock purchase rights expire on March 26, 2009.

   Under the rights agreement, a right entitles the holder to purchase one one-thousandth of a share of Series A preferred stock, at a purchase price of $140 upon the occurrence of a distribution date. A "distribution date" will occur upon the earlier of:

  . the tenth day (or an earlier or later day determined by our board of directors) after a public announcement that a person or group of affiliated or associated persons other than us, any of our subsidiaries, or any of our or our subsidiaries' employee benefit plans (an "acquiring person") has acquired beneficial ownership of 15 percent or more of the voting power of all the shares of common stock of JCPenney; or

  . the tenth business day (or a later day determined by our board of directors) following the commencement of or announcement of the intention to commence a tender or exchange offer that would result in such person or group beneficially owning 15 percent or more of the voting power of all the shares of common stock of JCPenney.

   Until the distribution date, the rights will not be represented by a separate certificate and may be transferred only with common stock.

   Unless the rights are earlier redeemed, if any person or group becomes an acquiring person, a right will entitle its holder other than any acquiring person (whose rights will thereupon become null and void) to purchase, at the Series A preferred stock purchase price, a number of one one-thousandths of a share of Series A preferred stock with a market value equal to twice such purchase price.

   After the rights have been triggered, the board of directors may exchange the rights, other than rights owned by an acquiring person, at an exchange ratio of one share of common stock per one right, subject to adjustment. The board of directors may not exercise this right of exchange if any person has acquired 50 percent or more of the voting power of all the shares of common stock of JCPenney.

   Unless the rights are earlier redeemed, if, following the time a person becomes an acquiring person:

  . JCPenney is acquired in a merger or other business combination transaction and JCPenney is not the surviving corporation;

  . Any person consolidates or merges with JCPenney and all or part of the common stock is converted or exchanged for securities, cash or property of any other person or of JCPenney; or

  . 50 percent or more of JCPenney's assets or earning power is sold or transferred,

each right will entitle its holder, other than any acquiring person, to purchase, for the Series A preferred stock purchase price, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination of or the purchaser in any such sale or transfer with a market value equal to twice the Series A preferred stock purchase price.

   The rights will expire on March 26, 2009, unless we extend or terminate them as described below.

   At any time until the close of business on the tenth day following a public announcement that an acquiring person has become such, our board of directors may redeem all of the rights at a price of $0.005 per right. On the redemption date, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive such redemption price.

   So long as the rights are redeemable as described in the preceding paragraph, the board of directors may, without the approval of any holders of rights, supplement or amend any provisions of the rights agreement in any manner, whether or not such supplement or amendment is adverse to any holders of the rights. At such time as the rights are not redeemable, the board of directors may, without the approval of any holders of rights, supplement or amend the rights agreement:

  .  to cure any ambiguity;

  . to correct or supplement any provision that may be defective or inconsistent with any other provision; or

  . in any manner that it may deem necessary or desirable and which does not materially adversely affect the interest of the holders of rights.

   The rights agreement contains provisions designed to prevent the inadvertent triggering of the rights. A person will not be deemed an acquiring person if our board of directors approved the acquisition by such person of shares of common stock prior to such person otherwise becoming an acquiring person. In addition, the rights agreement gives a person who has inadvertently acquired 15 percent or more of the voting power of all the shares of common stock of JCPenney and does not have any intention of changing or influencing the control of JCPenney the opportunity to sell a sufficient number of shares so that such acquisition would not trigger the rights. In addition, the rights will not be triggered and a divestiture of shares will not be required by our repurchase of shares of common stock outstanding which could raise the proportion of voting power held by a person to over the applicable 15 percent threshold. However, any person who exceeds such threshold as a result of our stock repurchases will trigger the rights if the person subsequently acquires an additional one percent of the voting power of all the shares of common stock.

   The rights agreement contains a provision obligating our board of directors to appoint a committee of the board referred to as the "TIDE Committee." The TIDE Committee is composed of directors of JCPenney who are not officers, employees or affiliates of JCPenney. At least every three years the TIDE Committee will review and evaluate the rights agreement to determine whether it continues to be in the interests of JCPenney, its stockholders and any other relevant constituencies of JCPenney. A review could be instituted sooner if any person shall have made a proposal or taken any other action which could cause that person to become an acquiring person, if a majority of the members of the TIDE Committee deem such review to be appropriate. Following such review the TIDE Committee will communicate its conclusions to the full board of directors, including any recommendations as to whether the amended and restated rights agreement should be modified or the rights redeemed.

   The Series A preferred stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock is:

  .  subordinate to any other series of JCPenney preferred stock; and

  .  senior to the common stock.

   The Series A preferred stock may not be issued except upon exercise of rights. Each share of Series A preferred stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to (i) 1,000 times the cash dividends declared on the common stock, and (ii) a preferential cash dividend, if any, in preference to holders of common stock in an amount equal to $50.00 per share of Series A preferred stock less the per share amount of all cash dividends declared on the Series A preferred stock pursuant to clause (i) since the immediately preceding quarterly dividend payment date. In addition, Series A preferred stock is entitled to 1,000 times any noncash dividends (other than dividends payable in equity securities) declared on the common stock, in like kind.

   In the event of our liquidation, the holders of Series A preferred stock will be entitled to receive, for each share of Series A preferred stock, a payment in an amount equal to the greater of $1.00 per one one-thousandth of a share plus accrued and unpaid dividends and distributions thereon or 1,000 times the payment made per share of common stock. Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock.

   In the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights of Series A preferred stock as to dividends, liquidation and voting are protected by anti-dilution provisions. If the dividends accrued on the Series A preferred stock for four or more quarterly dividend periods, whether consecutive or not, shall not have been declared and paid or irrevocably set aside for payment, the holders of record of the Series A preferred stock (voting together with the holders of record of any other series of preferred stock then having the right to elect directors) will have the right to elect two members to the board of directors.

   The number of shares of Series A preferred stock issuable upon exercise of the rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the common stock. The exercise price for the rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of common stock.

   Fractions of shares of Series A preferred stock (other than fractions which are integral multiples of one one-thousandth of a share) may, at our election, be evidenced by depositary receipts. We may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth of a share.

   Until a right is exercised, the holder, as such, will have no rights as a stockholder of JCPenney, including, without limitation, the right to vote or to receive dividends.

   The rights will cause substantial dilution to a person or group who attempts to acquire us on terms not approved by the board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by JCPenney at $0.005 per right at any time until the close of business on the tenth day (unless extended) after a public announcement that a person has become an acquiring person.

  Series B Preferred Stock

   Restrictions on Transfer. Pursuant to the certificate of designations respecting the Series B preferred stock, shares of Series B preferred stock may be issued only to a trustee, referred to as the Plan Trustee, acting on behalf of an employee stock ownership plan or other employee benefit plan of JCPenney. In the event of any transfer of shares of Series B preferred stock, other than to the Plan Trustee, the shares of Series B preferred stock so transferred, upon such transfer and without any further action by us or the holder, will be automatically converted into shares of common stock on the terms provided for such conversion (described below) and no such transferee will have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Series B preferred stock but, rather, only the rights and powers pertaining to the common stock (described above) into which such shares of Series B preferred stock are so converted.

   Liquidation Rights: Dividends. Shares of Series B preferred stock have a liquidation preference of $600.00 per share (plus accumulated and unpaid dividends) and pay cumulative dividends semi-annually in an amount per share equal to $47.40 per share per annum. So long as shares of Series B preferred stock remain outstanding, no dividend may be declared or paid or set apart for payment on any other series of our stock ranking on a parity with the Series B preferred stock as to dividends unless like dividends have been declared and paid or set apart for payment on shares of Series B preferred stock. Moreover, except with respect to: (i) dividends payable solely in shares of our stock, ranking, as to dividends or as to distributions upon the liquidation, dissolution or winding-up of JCPenney, referred to as liquidation distributions, junior to the Series B preferred stock; or (ii) the acquisition of any shares of our stock ranking, as to dividends or as to liquidation distributions, junior to the Series B preferred stock either (a) pursuant to any of our employee or director incentive or benefit plans or arrangements (including any employment, severance or consulting agreement) or (b) in exchange solely for shares of our stock ranking junior to the Series B preferred stock, if full cumulative dividends on the shares of Series B preferred stock have not been declared and paid or set apart for payment when due, we are prohibited from declaring or paying or setting apart for payment any dividends or making any distributions in respect of, or, making any payments on account of, the purchase, redemption or other retirement of any other class of our stock or series thereof ranking, as to dividends or as to liquidation distributions, junior to the Series B preferred stock, until full cumulative dividends on the shares of Series B preferred stock shall have been paid or declared and provided for.

   Redemption. Generally, shares of Series B preferred stock may be redeemed, in whole or in part, at our option at a redemption price (payable in cash or securities or a combination thereof) of $600.00 per share, plus an amount equal to all dividends accumulated and unpaid on such shares to the date fixed for redemption.

   However, under certain circumstances a holder of shares of Series B preferred stock (for example, a Plan Trustee) may, upon not less than five days, written notice, elect to require to redeem such shares at a redemption price of $600.00 per share plus an amount equal to all dividends accumulated and unpaid on such shares to the date fixed for redemption.

   Conversion Rights. Shares of Series B preferred stock are, at any time prior to the close of business on the date fixed for redemption of such shares, convertible into shares of common stock, at a conversion rate of 20 shares of common stock for each share of Series B preferred stock subject to anti-dilution adjustment under certain circumstances. Whenever we issue shares of common stock upon conversion of shares of Series B preferred stock, we will issue together with each such share of common stock an associated right under the rights agreement.

   Voting Rights. Holders of the Series B preferred stock are entitled to vote upon all matters submitted to a vote of the holders of common stock voting together with the holders of common stock as a single class. Each share of Series B preferred stock carries the number of votes equal to the number of shares of common stock into which such share of Series B preferred stock could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one-tenth of a vote. Currently each share of Series B preferred stock has a common stock voting equivalent of 20 votes per share. Holders of shares of Series B preferred stock enjoy no special voting rights and their consent is not specially required for the taking of any corporate action; provided, however, that the vote of the holders of at least 66 2/3 percent of the outstanding shares of Series B preferred stock, voting separately as a series, is necessary before certain actions may be taken which would adversely affect the rights of the Series B preferred stock.

   Additional Rights. Holders of shares of Series B preferred stock have certain additional rights if we should:

  . consummate a merger, consolidation or similar transaction pursuant to which the outstanding shares of common stock are, by operation of law, exchanged solely for, or changed, reclassified or converted solely into, stock of any successor or resulting company (including JCPenney), which stock constitutes "employer securities" with respect to a holder of Series B preferred stock (within the meaning of Section 409(l) of the Code, or any successor provisions of law) and "qualifying employer securities" with respect to a holder of Series B preferred stock (within the meaning of Section 407(d)(5) of ERISA, or any successor provisions of law);

  . consummate a merger, consolidation or similar transaction pursuant to which the outstanding shares of common stock are, by operation of law, exchanged for, or changed, reclassified or converted into, other stock, securities, cash or any other property or any combination thereof; or

  . enter into any agreement providing for a merger, consolidation or similar transaction pursuant to which the outstanding shares of common stock would, upon consummation thereof, be, by operation of law, exchanged for, or changed, reclassified or converted into, other stock, securities, cash or any other property, or any combination thereof, other than any such consideration constituted solely of qualifying employer securities and cash payments in lieu of fractional shares, as the case may be.

Certain Charter, Bylaw and Delaware Law Provisions

   Our Charter, Bylaws, and Delaware Corporate Law contain several provisions that may make the acquisition or control of us by means of a tender offer, open market purchases, proxy fight or otherwise more difficult.

  Classified Board of Directors; Removal of Directors; Action by Written Consent

   Our Charter provides that our board of directors shall be divided into three classes and shall consist of such number of directors as is set in our Bylaws. The Bylaws provide that the board of directors will be divided into three classes of an approximately equal number of directors with each class of directors having a three-year terms of office. The provisions in the Charter and Bylaws described in this paragraph may only be amended by a vote of 80 percent of the voting power of all classes of our voting stock.

   Our Charter provides that members of our board of directors may be removed, with or without cause, only upon the vote of 80 percent of the voting power of all classes of our voting stock.

   Our Charter and Bylaws provide that stockholders may only take action at an annual or special meeting of the stockholders and not by written consent of stockholders. The provisions regarding action by written consent require the vote of 80 percent of the voting power of all classes of our common stock in order to remove or amend them.

   The effect of the provisions regarding classification of our board of directors, removal of directors and action by written consent may have the effect of discouraging anyone from attempting to acquire control of us and thereby of deterring open market purchases of the common stock.

  Business Combinations with Interested Stockholders

   Our Charter provides that business combinations with interested stockholders will require the vote of 80 percent of the voting power of all classes of our common stock to approve such transaction.

   An "interested stockholder" is defined in our Charter as a person who or which:

  . is the beneficial owner of ten percent or more of the voting power of all classes of our common stock;

  . is our affiliate and at any time within the two-year period before the date in question owned or was the beneficial owner of ten percent or more of the voting power of all classes of our common stock; or

  . is an assignee of shares of common stock which were owned by an interested stockholder in the preceding two years.

   A "business combination" is defined in our Charter to mean:

  .  a merger or consolidation with an interested stockholder;

  . a sale of our property having a fair market value of $100 million or more to an interested stockholder or a purchase by us from an interested stockholder of property having such fair market value;

  . any recapitalization that has the effect of increasing the voting power of an interested stockholder; and

  .  transactions having a similar effect to those listed above.

   A business combination will not need to receive the 80 percent vote outlined above if it meets one of the following tests:

  . the business combination is approved by a majority of the members of the board of directors who are not affiliated with the interested stockholder and who were board members prior to the interested stockholder becoming an interested stockholder; or

  . the consideration to be paid by the interested stockholder in the business combination meets various tests set forth in the Charter designed to ensure that the form and amount of consideration to be paid by the interested stockholder is fair to the other stockholders.

   The business combination provisions outlined above may have the effect of discouraging anyone from attempting to acquire control of us and thereby of deterring open market purchases of common stock.

  Stockholder Proposals and Nominations

   Our Bylaws provide that any stockholder may present a nomination for a directorship at an annual meeting of stockholders only if advance notice of such nomination has been delivered to us not less than 90 days prior to the meeting. If an election of directors is to be held at a special meeting of stockholders, notice by the stockholder must be received not later than seven days after the notice of such meeting was given to stockholders. Similarly, any stockholder may present a proposal at an annual meeting only if advance notice of the proposal has been delivered to us not less than 90 days prior to the meeting. The foregoing notices must describe the proposal to be brought at the meeting or the nominee for director, as applicable, as well as provide personal information regarding the stockholder giving the notice, the number of shares owned by the stockholder, his or her interest in such proposal and, with respect to nominations for directorships, such information with respect to the nominees as would be required to be included in a proxy statement filed by us with the SEC. In addition, the Bylaws provide that only the board of directors can call special meetings of stockholders and that the only business that may be brought before a special meeting is such business specified by the board of directors in the notice of such meeting. These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any stockholder to a vote of the stockholders. The provision of the Bylaws containing the procedural requirements regarding advance notice of nominations for our board of directors may only be amended by a vote of 80 percent of the voting power of all classes of our common stock.

  Delaware Law

   Section 203 of the General Corporation Law of the State of Delaware applies to us. Under certain circumstances, Section 203 limits the ability of an interested stockholder to effect various business combinations with the Company for a three-year period following the time that such stockholder became an interested stockholder. An "interested stockholder" is defined as a holder of 15 percent or more of the outstanding voting stock.

   An interested stockholder may engage in a business combination transaction with the Company within the three-year period only if:

  . our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

  . upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85 percent of our voting stock (excluding shares owned by officers, directors or certain employee stock purchase plans); or

  . our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

  Limitations on Directors' Liability

   Our Charter eliminates the personal liability of a director to us and our stockholders for certain breaches of his or her fiduciary duty as a director. This provision does not, however, eliminate or limit the personal liability of a director:

  . for any breach of such director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions; or

  . for any transaction from which the director derived an improper personal benefit.

   This provision officers persons who serve on our boards of directors protection against awards of monetary damages resulting from breaches of their fiduciary duty (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for us and limits our ability or the ability of one of our stockholders to prosecute an action against a director for a breach of fiduciary duty. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

   Our Bylaws provide that we may indemnify any of our officers or directors who, by reason of the fact that he or she is an officer or director, to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

   Mellon Investor Services LLC is the transfer agent and registrar of the common stock. Mellon Investor Services LLC's principal executive officers are located at P.O. Box 3316, South Hackensack, New Jersey 07606

                            SELLING SECURITYHOLDERS

   The issuer originally issued the notes in a private placement in October 2001. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

   The following table contains information with respect to selling securityholders and the principal amount of notes and underlying common stock beneficially owned by each of the selling securityholders that may be offered using this prospectus. Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. The selling securityholders listed in the following table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the table below is presented. Information about the selling securityholders may change over time. Any change in this information will be set forth in prospectus supplements, if required.


                                                                                         Number of
                                                                        Number of        shares of
                                       Principal    Percentage         shares into      common stock   Percentage of
                                       amount of     of notes          which notes      owned before    common stock
Name                                  notes/(1)/  outstanding/(1)/ are convertible/(2)/ the offering outstanding/(3)(4)/
----                                  ----------- ---------------  -------------------  ------------ ------------------
AFTRA Health Fund.................... $   580,000         *               20,350                0            *
AIG DKR Soundshore Opportunity
  Holding Fund LTD................... $ 3,415,000         *              119,824                0            *
AIG DKR Soundshore Strategic
  Holding Fund LTD................... $ 1,915,000         *               67,192                0            *
Akela Capital Master Fund, Ltd....... $ 1,500,000         *               52,631                0            *
Allete, Inc.......................... $   500,000         *               17,543                0            *
Allstate Insurance Company........... $ 1,100,000         *               38,596           15,800            *
Allstate Life Insurance Company...... $   550,000         *               19,298           15,800            *
Alpine Associates.................... $12,000,000      1.85%             421,052                0            *
Alpine Partners, L.P................. $ 2,000,000         *               70,175                0            *
Alta Partners Discount Convertible
  Arbitrage Holdings, Inc............ $ 2,000,000         *               70,175                0            *
Alta Partners Holdings, Inc.......... $23,000,000      3.54%             807,017                0            *
American Fidelity Assurance Company.. $   250,000         *                8,771                0            *
American Samoa Government............ $    50,000         *                1,754                0            *
Aristeia International Limited....... $ 7,060,000      1.09%             247,719                0            *
Aristeia Partners, LP................ $ 1,940,000         *               68,070                0            *
Arkansas Teachers Retirement System.. $ 3,448,000         *              120,982                0            *
Associated Electric and Gas Insurance
  Services Limited................... $   800,000         *               28,070                0            *
Aventis Pension Master Trust......... $   460,000         *               16,140                0            *
Bancroft Convertible Fund, Inc....... $ 1,000,000         *               35,087                0            *
Bank of America:
 Convertible Securities Fund......... $   175,000         *                6,140                0            *
 Equity and Convertible Fund......... $ 1,312,500         *               46,052                0            *
 Equity Income Fund.................. $   162,500         *                5,701                0            *
 Nations Convertible Securities Fund. $ 5,975,000         *              209,649                0            *
 Nations Equity Income Fund.......... $ 1,250,000         *               43,859                0            *
Baptist Health of South Florida...... $   482,000         *               16,912                0            *

                                                                                        Number of
                                                                       Number of        shares of
                                      Principal    Percentage         shares into      common stock   Percentage of
                                      amount of     of notes          which notes      owned before    common stock
Name                                 notes/(1)/  outstanding/(1)/ are convertible/(2)/ the offering outstanding/(3)(4)/
----                                 ----------- ---------------  -------------------  ------------ -------------------
Bear, Stearns, and Co., Inc......... $ 4,300,000         *               150,876               0            *
Boilermaker--Blacksmith Pension
  Trust............................. $ 1,950,000         *                68,421               0            *
BNP Paribas Equity Strategies, SNC.. $23,303,000      3.59%              817,649          86,748            *
BP Amoco, PLC Master Trust.......... $   739,000         *                25,929               0            *
Calamos Convertible Fund--Calamos
  Investment Trust.................. $ 9,500,000      1.46%              333,333               0            *
Calamos Convertible Growth and
  Income Fund--Calamos Investment
  Trust............................. $ 6,600,000      1.02%              231,578               0            *
Calamos Convertible Portfolio--
  Calamos Advisors Trust............ $   240,000         *                 8,421               0            *
Calamos Global Convertible Fund--
  Calamos Investment Trust.......... $   220,000         *                 7,719               0            *
Calamos Market Neutral Fund--
  Calamos Investment Trust.......... $19,025,000      2.93%              667,543               0            *
Calamos Mid-Cap Value Fund--
  Calamos Investment Trust.......... $    19,000         *                   666               0            *
Chrysler Corporation Master
  Retirement Trust.................. $ 1,975,000         *                69,298               0            *
CIBC WG International Arbitrage..... $ 5,000,000         *               175,438               0            *
Citicorp Life Insurance Group....... $    25,000         *                   877         111,000            *
City of Albany Pension Plan......... $   170,000         *                 5,964               0            *
City of Knoxville Pension System.... $   610,000         *                21,403               0            *
Clarica Life Insurance Co.--U.S..... $   490,000         *                17,192               0            *
Clinton Multistrategy Master Fund,
  Inc............................... $10,450,000      1.61%              366,666               0            *
Clinton Riverside Convertible
  Portfolio Limited................. $15,500,000      2.38%              543,859               0            *
CN Convertible Strategies Fund, L.P. $ 6,175,000         *               216,666               0            *
Coastal Convertibles LTD............ $ 2,000,000         *                70,175               0            *
Credit Suisse First Boston Corp..... $ 6,119,000         *               214,701               0            *
Consulting Group Capital Markets
  Funds............................. $   950,000         *                33,333               0            *
Davis Convertible Securities Fund... $ 2,000,000         *                70,175               0            *
DeAm Convertible Arbitrage Fund..... $ 3,999,000         *               140,315               0            *
Delta Airlines Master Trust--Oaktree
  Capital Management, LLC........... $   535,000         *                18,771               0            *
Delta Airlines Master Trust--Calamos
  Investments....................... $ 3,250,000         *             1,140,350               0            *
Delta Pilots Disability and
  Survivorship Trust--Calamos
  Investments....................... $   650,000         *                22,807               0            *
Delta Pilots Disability and
  Survivorship Trust--Oaktree
  Capital Management, LLC........... $   265,000         *                 9,298               0            *
Deutsche Bank Alex Brown, Inc....... $31,767,000      4.89%            1,114,631               0            *
Dorinco Reinsurance Company......... $ 1,150,000         *                40,350               0            *

                                                                                            Number of
                                                                           Number of        shares of
                                          Principal    Percentage         shares into      common stock   Percentage of
                                          amount of     of notes          which notes      owned before    common stock
Name                                     notes/(1)/  outstanding/(1)/ are convertible/(2)/ the offering outstanding/(3)(4)/
----                                     ----------- ---------------  -------------------  ------------ ------------------
Dow Chemical Company Employees'
  Retirement Plan....................... $ 3,850,000         *              135,087                0             *
Drury University........................ $    60,000         *                2,105                0             *
Durango Investments, L. P............... $ 3,500,000         *              122,807                0             *
Ellsworth Convertible Growth and
  Income Fund, Inc...................... $ 1,000,000         *               35,087                0             *
Engineers Joint Pension Fund............ $   445,000         *               15,614                0             *
Enterprise Convertible Securities Fund.. $    85,000         *                2,982                0             *
Estate of James Campbell................ $   147,000         *                5,157                0             *
Family Service Life Insurance
  Company............................... $   200,000         *                7,017                0             *
Federated Equity Funds, on behalf of
  its Federated Capital Appreciation
  Fund.................................. $ 8,800,000      1.35%             308,771                0             *
Fidelity Devonshire Trust: Fidelity
  Equity Income Fund.................... $11,110,000      1.71%             389,824               (5)           (5)
Fidelity Puritan Trust: Fidelity Puritan
  Fund.................................. $ 6,310,000         *              221,403               (5)           (5)
First Union International Capital
  Markets............................... $17,000,000      2.62%             596,491                0             *
First Union Securities, Inc............. $13,470,000      2.07%             472,631                0             *
Gaia Offshore Master Fund Ltd........... $ 5,300,000         *              185,964                0             *
Genesee County Employees'
  Retirement System..................... $   900,000         *               31,578                0             *
Global Bermuda Limited Partnership...... $ 2,000,000         *               70,175                0             *
Goldman Sachs and Company............... $    70,000         *                2,456                0             *
Grace Brothers, LTD..................... $ 1,000,000         *               35,087                0             *
Grace Brothers Management, LLC.......... $ 2,500,000         *               87,719                0             *
Greek Catholic Union of the United
  States................................ $    95,000         *                3,333                0             *
Guardian Life Insurance Co.............. $ 9,300,000      1.43%             326,315            5,344             *
Guardian Pension Trust.................. $   500,000         *               17,543                0             *
HFR CA Select Fund...................... $   400,000         *               14,035                0             *
HFR Master Fund......................... $   100,000         *                3,508                0             *
Highbridge International, LLC........... $27,500,000      4.23%             964,912                0             *
H. K. Porter Company, Inc............... $    50,000         *                1,754                0             *
Hotel Union & Hotel Industry of
  Hawaii................................ $   535,000         *               18,771                0             *
Innovest Finanzdienstleistungs AG....... $   675,000         *               23,684                0             *
Jackson County Employees'
  Retirement System..................... $   200,000         *                7,017                0             *
James Campbell Corp..................... $   193,000         *                6,771                0             *
Jefferies and Company, Inc.............. $    12,000         *                  421                0             *
Jefferies and Company, Inc.............. $   500,000         *               17,543                0             *
JPMorgan Securities Inc................. $ 8,050,000      1.24%             282,456          128,238             *
KBC Financial Products USA, Inc......... $   764,000         *               26,807                0             *

                                                                                        Number of
                                                                       Number of        shares of
                                      Principal    Percentage         shares into      common stock   Percentage of
                                      amount of     of notes          which notes      owned before    common stock
Name                                 notes/(1)/  outstanding/(1)/ are convertible/(2)/ the offering outstanding/(3)(4)/
----                                 ----------- ---------------  -------------------  ------------ ------------------
KD Convertible Arbitrage Fund, L.P.. $ 2,000,000         *                70,175            0               *
Kettering Medical Center Funded
  Depreciation Account.............. $   120,000         *                 4,210            0               *
Knoxville Utilities Board Retirement
  System............................ $   280,000         *                 9,824            0               *
Lakeshore International............. $ 8,000,000      1.23%              280,701            0               *
Lancer Securities Cayman, LTD....... $   500,000         *                17,543            0               *
LDG Limited......................... $ 1,000,000         *                35,087            0               *
Lincoln National Convertible
  Securities Fund................... $   750,000         *                26,315            0               *
Lipper Convertible Series II, L.P... $ 3,000,000         *               105,263            0               *
Lipper Convertibles, L.P............ $34,500,000      5.31%            1,210,526            0               *
Lipper Offshore Convertibles, L.P... $27,500,000      4.23%              964,912            0               *
Louisiana Workers' Compensation
  Corp.............................. $   500,000         *                17,543            0               *
Lumberman's......................... $   466,000         *                16,350            0               *
Lyxor Master Fund................... $   700,000         *                24,561            0               *
Macomb County Employees'
  Retirement System................. $   475,000         *                16,666            0               *
Mainstay Convertible Fund........... $ 7,850,000      1.21%              275,438            0               *
Mainstay Strategic Value Fund....... $   186,000         *                 6,526            0               *
Mainstay VP Convertible Fund........ $ 2,350,000         *                82,456            0               *
Managed Assets Trust................ $   350,000         *                12,280            0               *
Microsoft Corporation............... $   860,000         *                30,175            0               *
Morgan Stanley...................... $10,000,000      1.54%              350,877            0               *
Morgan Stanley Dean Witter
  Convertible Securities............ $ 3,000,000         *               105,263            0               *
Morgan Stanley Dean Witter Variable
  Income Builder.................... $ 1,000,000         *                35,087            0               *
Motion Picture Industry Health Plan
  Active Member Fund................ $   105,000         *                 3,684            0               *
Motion Picture Industry Health Plan
  Retiree Member Fund............... $    75,000         *                 2,632            0               *
Motion Pictures Industry............ $   516,000         *                18,105            0               *
National Benefit Life Insurance
  Company........................... $   129,000         *                 4,526            0               *
New York Life Insurance Company
  (PT82)............................ $ 8,410,000      1.29%              295,087            0               *
New York Life Insurance Company
  (PR82)............................ $ 3,560,000         *               124,912            0               *
New York Life Separate Account #7... $ 1,040,000         *                36,491            0               *
Nicholas Applegate Convertible Fund. $ 1,326,000         *                46,526            0               *
Nicholas Applegate Global Holdings
  Co................................ $    35,000         *                 1,228            0               *
NORCAL Mutual Insurance Company..... $   375,000         *                13,157            0               *
Northern Income Equity Fund......... $ 3,000,000         *               105,263            0               *
OCM Convertible Trust............... $ 1,220,000         *                42,807            0               *
Palladin Securities, LLC............ $ 1,501,000         *                52,666            0               *

                                                                                       Number of
                                                                      Number of        shares of
                                     Principal    Percentage         shares into      common stock   Percentage of
                                     amount of     of notes          which notes      owned before    common stock
Name                                notes/(1)/  outstanding/(1)/ are convertible/(2)/ the offering outstanding/(3)(4)/
----                                ----------- ---------------  -------------------  ------------ ------------------
Partner Reinsurance Company, LTD... $   310,000         *               10,877                0            *
Physicians Life.................... $   172,000         *                6,035                0            *
Principal Investors Fund, Inc., on
  behalf of its Partners Large Cap
  Blend Fund....................... $   220,000         *                7,719                0            *
Principal Investors Fund, Inc., on
  behalf of its Principal Partners
  Large Cap Blend Fund, Inc........ $   120,000         *                4,210                0            *
Primeconvertible Fund.............. $ 1,000,000         *               35,087                0            *
Primerica Life Insurance Company... $   454,000         *               15,929          252,000            *
Port Authority of Allegheny County
  Retirement and Disability
  Allowance Plan for the Employees
  Represented by Local 85 of the
  Amalgamate Transit Union......... $ 2,050,000         *               71,929                0            *
Qwest Occupational Health Trust.... $    85,000         *                2,982                0            *
RAM Trading, LTD................... $ 7,500,000      1.15%             263,157                0            *
R2 Investments, LDC................ $17,500,000      2.69%             614,035                0            *
Robertson Stephens................. $15,000,000      2.30%             526,315                0            *
S.A.C. Capital Associates, LLC..... $10,000,000      1.54%             350,877                0            *
Sage Capital....................... $ 5,000,000         *              175,438                0            *
San Diego City Retirement.......... $   989,000         *               34,701                0            *
San Diego County Convertible....... $ 1,702,000         *               59,719                0            *
San Diego County Employee
  Retirement Association........... $ 2,000,000         *               70,175                0            *
SCI Endowment Care Common Trust
  Fund--First Union................ $    60,000         *                2,105                0            *
SCI Endowment Care Common
  Trust Fund--National Fiduciary
  Services......................... $   225,000         *                7,894                0            *
SCI Endowment Care Common Trust
  Fund--Suntrust................... $   115,000         *                4,035                0            *
Screen Actors Guild Pension
  Convertible...................... $   473,000         *               16,596                0            *
SG Cowen Securities Corp.--6th
  Avenue........................... $17,500,000      2.69%             614,035                0            *
SG Cowen Securities Corp.--
  Financial Square................. $ 2,800,000         *               98,245                0            *
Southern Farm Bureau Life Insurance
  Co............................... $ 1,000,000         *               35,087                0            *
Southdown Pension Plan............. $   200,000         *                7,017                0            *
State Employees' Retirement Fund of
  the State of DE.................. $   785,000         *               27,543                0            *
State of Connecticut Combined
  Investment Fund.................. $ 1,655,000         *               58,070                0            *
Sturgeon Limited................... $ 3,022,000         *              106,035                0            *
SPT................................ $ 2,400,000         *               84,210                0            *
The Class I C Company.............. $ 2,500,000         *               87,719                0            *

                                                                                          Number of
                                                                         Number of        shares of
                                        Principal    Percentage         shares into      common stock   Percentage of
                                        amount of     of notes          which notes      owned before    common stock
Name                                    notes/(1)/ outstanding/(1)/ are convertible/(2)/ the offering outstanding/(3)(4)/
----                                    ---------- ---------------  -------------------  ------------ -------------------
The Cockrell Foundation................ $  100,000        *                 3,508                  0           *
The Fondren Foundation................. $  120,000        *                 4,210                  0           *
The Travelers Indemnity Company........ $1,712,000        *                60,070          4,016,000           *
The Travelers Insurance Company--
  Life................................. $  812,000        *                28,491         12,173,000           *
The Travelers Insurance Co. Separate
  Account TLAC......................... $   56,000        *                 1,964            121,000           *
The Travelers Life and Annuity
  Company.............................. $   62,000        *                 2,175            128,000           *
The Travelers Series Trust Convertible
  Bond Portfolio....................... $  400,000        *                14,035                  0           *
TQA Master Fund, LTP................... $5,500,000        *               192,982                  0           *
TQA Master Plus Fund................... $4,000,000        *               140,350                  0           *
Tribeca Investments.................... $5,000,000        *               175,438                  0           *
Union Carbide Retirement Account....... $2,750,000        *                96,491                  0           *
United Food and Commercial Workers
  Local 1262 and Employers Pension
  Fund................................. $  900,000        *                31,578                  0           *
Valveline Aggressive Income Trust, Inc. $  500,000        *                17,543                  0           *
Valueline Convertible Fund, Inc........ $  250,000        *                 8,771                  0           *
Vanguard Convertible Securities Fund,
  Inc.................................. $2,855,000        *               100,175                  0           *
VanKampen Harbor Fund.................. $5,500,000        *               192,982          1,069,210           *
Variable Insurance Products Fund:
  Equity Income Portfoli............... $5,080,000        *               178,824                (5)         (5)
Viacom Inc., Pension Plan Master Trust. $   24,000        *                   842                  0           *
Vopak USA Inc., Retirement Plan........ $  470,000        *                16,491                  0           *
Wake Forest University Conv. Arb....... $  400,000        *                14,038                  0           *
Wake Forest University................. $  660,000        *                23,157                  0           *
White River Securities LLC............. $1,000,000        *                35,087                  0           *
WPG Convertible Arbitrage
  Overseas Master Fund, L.P............ $2,250,000        *                78,947                  0           *
Writers Guild--Industry Health Fund.... $  279,000        *                 9,789                  0           *
Wyoming State Treasurer................ $  927,000        *                32,526                  0           *
ZCM Asset Holding Company.............. $1,000,000        *                35,087                  0           *
Zazove Hedged Convertible Fund, LP..... $2,500,000        *                87,719
Zazove Income Fund, L.P................ $2,500,000        *                87,719                  0           *
Zurich Institutional Benchmarks........ $  250,000        *                 8,771                  0           *
Zurich Institutional Benchmarks, Rooter
  Fund, Inc............................ $1,300,000        *                45,614                  0           *

---------------------
*  Less than 1%.

(1) The information set forth herein is as of April 1, 2002 and is based upon $650,000,000 aggregate principal amount of notes outstanding.

(2) Assumes conversion of the full amount of notes held by such selling securityholder at the initial conversion price of $28.50 per share of common stock; such conversion price is subject to adjustment as described under "Description of Notes -- Conversion of Notes." Accordingly, the number of shares issuable upon conversion of the notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes; cash will be paid in lieu of fractional shares, if any.
(3) Does not include shares issuable upon conversion of the notes.

(4) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 264,121,604 shares of common stock of the Co-Obligor outstanding as of February 25, 2002. Assumes the number of shares of common stock issuable upon conversion of all of a particular holder's notes are outstanding. However, this does not include the conversion of any other holder's notes.
(5) FMR Corporation, of which this selling securityholder is an affiliate, holds, as of March 18, 2002, directly or indirectly, 27,867,669 shares of common stock, consisting of 10.43% of Company common stock issued and outstanding as of that date.

   Information about other selling securityholders, if any, will be set forth in prospectus supplements.

   Other than their ownership of our securities, none of the selling securityholders has had any material relationship with us within the past three years. The selling securityholders purchased all of the notes in private transactions. All of the notes and the shares of common stock into which the notes are convertible are "restricted securities" under the Securities Act.

                             PLAN OF DISTRIBUTION

   We are registering the notes and the shares of our common stock issuable upon conversion of the notes to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock issuable upon conversion of the notes covered by this prospectus.

   We will not receive any of the proceeds from the offering of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders. The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If notes or shares of common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

   The notes or shares of common stock issuable upon conversion of the notes may be sold:

    .  in one or more transactions at fixed prices,

    .  at prevailing market prices at the time of sale,

    .  at varying prices determined at the time of sale, or

    .  at negotiated prices.

   These sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

    . on any national securities exchange or quotation service on which the notes or shares of common stock issuable upon conversion of the notes may be listed or quoted at the time of sale,

    .  in the over-the-counter market,

    . in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market, or

    .  through the writing of options.

   In connection with sales of the notes or shares of common stock issuable upon conversion of the notes or otherwise, any selling securityholder may:

    . enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or shares of common stock issuable upon conversion of the notes in the course of hedging the positions they assume,

    . sell short and deliver notes or shares of common stock issuable upon conversion of the notes to close out the short positions, or

    . loan or pledge notes or shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell the securities.

   The outstanding common stock is publicly traded on the New York Stock Exchange. We do not intend to apply for listing of the notes on the New York Stock Exchange or any securities exchange. Accordingly, we cannot assure that any trading market will develop or have any liquidity.

   The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business, and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 19b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers of affiliates of broker-dealers, other than the initial purchasers, purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understandings, directly or indirectly, with any person to distribute the notes.

   If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or any of the other available exemptions rather than pursuant to this prospectus.

   There is no assurance that any selling securityholder will sell any or all of the notes or shares of common stock issuable upon conversion of the notes described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

   The Issuer agreed pursuant to the registration rights agreement to use reasonable efforts to cause the registration statement to which this prospectus relates to become effective within 180 days after the date the notes were originally issued and to keep the registration statement effective until the earlier of:

    . the sale of all the securities registered under the registration rights agreement,

    . the expiration of the holding period applicable to the securities under Rule 144 (k) under the Securities Act with respect to persons who are not our affiliates, and

    .  two years from the date the notes were originally issued.

   The registration rights agreement provides that the Issuer may suspend the use of this prospectus in connection with sales of notes and shares of common stock issuable upon conversion of the notes by holders for a period not to exceed 45 consecutive days or an aggregate 120 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and other similar events.

                    U. S. FEDERAL INCOME TAX CONSIDERATIONS

   This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, conversion, and disposition by purchaser of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the "IRS") might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning, converting or disposing of notes or common stock could differ from those described below. Except as specifically stated below, the summary applies only to "U.S. Holders" that hold the notes or common stock as "capital assets" (generally, for investment). For this purpose, U.S. Holders include individual citizens or residents of the United States and corporations (or entities treated as corporations for U.S. federal income tax purposes) organized under the laws of the United States or any state or the District of Columbia. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to substantial trust decisions, or, for certain trusts, if they were in existence on August 20, 1996, and elected to continue to be treated as a U.S. person. An estate is a U.S. Holder if the income of the estate is subject to U.S. federal income taxation regardless of the source of the income. Special rules apply to nonresident alien individuals and foreign corporations, estates and trusts ("Non-U.S. Holders"). This summary describes some, but not all, of these special rules. The tax treatment of a holder of notes or common stock may vary depending on such holder's particular situation. This summary does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, such as the application of the alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to banks and financial institutions, insurance companies, S-corporations, broker-dealers, tax-exempt organizations, persons who hold notes or common stock as part of a hedge, conversion, constructive sale, straddle or other risk reduction transaction, U.S. Holders that have a "functional currency" other than the U.S. dollar, or persons subject to taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes. This summary is based on the U.S. federal income tax law in effect as of the date hereof, which is subject to change, possibly on a retroactive basis. Finally, the summary does not describe the effect of the federal estate tax (except as set forth below with respect to Non-U.S. Holders), or gift tax laws, or the effects of any other federal or any applicable foreign, state, or local laws.

   Please consult your own tax advisor regarding the application of the U.S federal income tax laws to your particular situation and the consequences of other federal tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

   Payments of Interest. You will be required to recognize as ordinary income any interest received or accrued on the notes, in accordance with your regular method of accounting for U.S. federal income tax purposes. If you purchase notes between interest payment dates, a portion of the amount paid for the notes will be attributed to interest accrued from the prior payment date. You will not be required to recognize as ordinary income the collection of interest accrued prior to the date you purchased the notes. In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest or principal. First, we may redeem the notes at a premium under the rules described under "Optional Redemption by the Issuer." Second, in the event of registration default additional interest will accrue. Under the contingent payment debt rule of the original issue discount regulations, certain possible payments are not treated as contingencies or are excepted (for example, in cases in which the possible payments are remote, incidental, or fit certain other exceptions). We do not plan to treat the possible payments described above as contingent payments that are subject to the contingent payment debt rules. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. Our determination is not, however, binding on the IRS, and it is possible that the IRS may take a different position regarding these payments or potential payments, in which case the timing and amount of income with respect to a note may be different and, in certain circumstances, a U.S. Holder could be required to treat as interest income all or a portion of any gain recognized on the disposition of a note. Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to these payments or potential payments.

   Market Discount and Bond Premium. Holders other than initial purchasers may be considered to have acquired their notes with market discount or bond premium if they purchase their notes at a price lower or higher than the principal amount. The market discount rules generally require Holders to treat gain on the disposition of a market discount bond as ordinary income to the extent it does not exceed accrued market discount. Holders of notes with bond premium may be able to elect to offset a portion of the bond premium against the interest income from the notes. Holders of notes with market discount or bond premium are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership, and disposition of the notes.

   Sale, Redemption or Exchange of Notes. You will generally recognize capital gain or loss if you dispose of a note in a sale, redemption or exchange other than a conversion of the note into common stock. Your gain or loss will equal the difference between the proceeds received by you and your adjusted tax basis in the note. The proceeds received by you will include the amount of any cash and the fair market value of any other property received for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing your capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that you have not previously included the accrued interest in income. The gain or loss recognized by you on a disposition of the note will be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal rate than the maximum marginal rate applicable to ordinary income. The maximum marginal tax rate for capital gains is further reduced for property held for more than five years. The deductibility of capital losses is subject to limitation.

   On January 27, 2002, we effected a reorganization pursuant to which the Issuer changed its name to "J. C. Penney Corporation, Inc." and became a wholly-owned subsidiary of Co-Obligor, a newly-formed holding company. Co-Obligor agreed to become a co-obligor with respect to the notes. See Summary -- Company Overview. We do not believe that the modification of the notes was significant for federal income tax purposes, and consequently, we do not believe that such modification resulted in a taxable exchange to the holders.

   The registration of the notes pursuant to the Registration Rights Agreement will not constitute a taxable transaction for U.S. federal income tax purposes.

   Conversion of the Notes. You generally will not recognize any income, gain or loss on converting a note into common stock. If you receive cash in lieu of a fractional share of stock, however, you would be treated as if you received the fractional share and then had the fractional share redeemed for the cash. You would recognize gain or loss equal to the difference between the cash received and that portion of your basis in the stock attributable to the fractional share. Your aggregate basis in the common stock will equal your adjusted basis in the note (less the basis allocable to the fractional share). Your holding period for the stock will include the period during which you held the note.

   Dividends on Common Stock. If, after you convert a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current and accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

   Adjustment of Conversion Price. The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in us. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital up to the recipient's tax basis and then as capital gain.

   Sale of Common Stock. You will generally recognize capital gain or loss on a sale or exchange of common stock. Your gain or loss will equal the difference between the proceeds received by you and your adjusted tax basis in the stock, which will generally be your adjusted basis in the note immediately before a conversion of the note into common stock. The proceeds received by you will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by you on a sale or exchange of stock will be long-term capital gain or loss if your holding period for the stock (which would include the holding period for the note) is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal rate than the maximum marginal rate applicable to ordinary income. The maximum marginal rate for capital gains is further reduced for property held for more than five years. The deductibility of capital losses is subject to limitation.

Special Tax Rules Applicable to Non-U.S. Holders

   The following rules apply to you if you are a Non-U.S. Holder.

   Payments of Interest. Payments of interest on the notes to a Non-U.S. Holder will generally be subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as "portfolio interest," and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to you if:

  . you own, directly or indirectly, actually or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote; or

  . you are a "controlled foreign corporation" that is related to us, actually or by attribution, through stock ownership.

   In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of the total combined voting power of all classes of stock of such corporation entitled to vote or 50 percent of the total value of the stock of such corporation is owned, actually or by attribution, by one or more U.S. persons on any day during the taxable year of such foreign corporation that each owns, actually or by attribution, ten percent or more of the total combined voting power of all classes of stock entitled to vote. If you are a bank investing in the notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business, please consult your tax advisor regarding your investment in the notes. Even if the portfolio interest exemption does not apply, U.S. federal withholding tax may be reduced or eliminated under an applicable treaty assuming you properly certify your entitlement to the benefit under the treaty.

   The portfolio interest exception applies only if you certify your nonresident status. You can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent.

If you hold the note through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. Your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements will generally apply to the partners rather than the partnership, and the partnership will be required to provide certain other information.

   As described above, we may be required to pay additional interest to Non-U.S. Holders of notes in certain circumstances. It is unclear whether the payment of additional interest to a Non-U.S. Holder would be subject to U.S. federal income tax or any withholding thereof. We intend to withhold U.S. federal income tax from any payment of additional interest to a Non-U.S. Holder at a rate of 30 percent unless a tax treaty between the United States and the country of residence of the Non-U.S. Holder reduces or eliminates the withholding tax and the Non-U.S. Holder complies with the applicable procedures for claiming treaty benefits. Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to the potential payment of additional interest.

   Sale, Redemption or Exchange of Notes. You generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  . the gain is effectively connected with the conduct by you of a U.S. trade or business; or

  . you are an individual present in the United States for a period or periods aggregating 183 days or more in the year of such sale, exchange or disposition and certain other requirements are met.

   Conversion of the Notes. You generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of your receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax.

   Dividends. Dividends paid to you on common stock received on conversion of a note (and any deemed dividends resulting from an adjustment to the conversion rate (see "U.S. Holders -- Adjustment of Conversion Price" above)) will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and your country of residence. In order to claim the benefits of a tax treaty, you must demonstrate your entitlement by certifying your nonresident status and eligibility for treaty benefits.

   Sale of Common Stock. You will generally not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described above under "Special Tax Rules Applicable to Non-U.S. Holders -- Sale, Exchange or Redemption of Notes."

   Income or Gains Effectively Connected With a U.S. Trade or Business. The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business, and that the gain is not attributable to a permanent establishment of the Non-U.S. Holder in the U.S. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by you, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, any "effectively connected" income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by you in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in your gross income, will not be subject to the 30 percent withholding tax. To claim this exemption from withholding, you must certify your qualification, which can be done by filing a Form W-8ECI. If you are a foreign corporation, your income effectively connected with a U.S. trade or business would generally be subject to an additional "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

   United States Real Property Holding Corporation Status. The Foreign Investment in Real Property Tax Act ("FIRPTA") rules may apply to a sale, exchange or other disposition of notes or common stock if we are, or were within five years before the transaction, a "United States real property holding corporation" ("USRPHC"). In general, we would be a USRPHC if interests in U.S. real estate comprised the majority of our assets. We do not believe that we are a USRPHC or that we will become one in the future. The FIRPTA rules would apply to a disposition by you only if we otherwise were a USRPHC and (i) in the case of (a) common stock, or (b) notes that become regularly traded on a securities market, you owned, actually or by attribution, more than five percent of such common stock or regularly-traded notes within five years before the disposition of such common stock or notes and (ii) in the case of notes that were not regularly traded, you owned, actually or by attribution, such notes which, as of any date on which any notes were acquired by you, had a fair market value greater than the fair market value on that date of five percent of our common stock (or, possibly, of the regularly traded class of stock with the lowest fair market value). If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange, or other disposition of notes or common stock by you, then any gain recognized by you would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax.

   U.S. Federal Estate Tax. The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes would have qualified as portfolio interest (as described above under "Special Tax Rules Applicable to Non-U.S. Holders- Taxation of Interest") were it received by the decedent at the time of death. Because the Co-Obligor is a U.S. corporation, the common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

   The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules generally require the payors to withhold tax at a specified rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime, fails to provide a correct taxpayer identification number to the payor, or the IRS or a broker informs the payor that withholding is required. The information reporting and backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

   If you are an individual U.S. Holder of notes or common stock, payments of interest or dividends to you will generally be subject to information reporting, and will be subject to backup withholding unless you provide us with a correct taxpayer identification number and neither the IRS nor a broker informs us that withholding is required.

   The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to Non-U.S. Holders, or to payments that are subject to a reduced rate of, or exempt from, withholding tax under an applicable tax treaty or special exception. Therefore, payments of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding.

   If you are a U.S. Holder payments made to you by a broker upon a sale of notes or common stock will generally be subject to information reporting and possible backup withholding. If you are a Non-U.S. Holder payments made to you by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding, in certain circumstances, as long as you certify your foreign status.

   Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, if any, or will otherwise be refunded, provided the required information is furnished to the IRS.

   The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax advice. You should consult your own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, converting and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

                                 LEGAL MATTERS


   The validity of the securities offered hereby will be passed upon for JCPenney by Charles R. Lotter, Executive Vice President, Secretary and General Counsel of the Co-Obligor and the Issuer. Miller & Chevalier, Chartered, Washington, D.C., has acted as counsel for JCPenney in connection with tax matters relating to this offering. As of April 1, 2002, Mr. Lotter owned 22,850 shares of common stock. As of April 1, 2002, he had outstanding options to purchase 271,000 shares of common stock.


                             INDEPENDENT AUDITORS

   The consolidated financial statements of J. C. Penney Company, Inc. appearing in our Annual Report (Form 10-K) for the year ended January 27, 2001, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference.

   The consolidated financial statements of J. C. Penney Funding Corporation appearing in its Annual Report (Form 10-K) for the year ended January 27, 2001, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION


   We file annual, quarterly and special reports, proxy statements and other information for JCPenney and annual, quarterly and special reports, and other information for J.C. Penney Funding Corporation, a wholly-owned subsidiary of the Issuer, with the SEC under the Exchange Act. The Exchange Act file numbers for our SEC filings are 1-15274 for the Co-Obligor, 1-777 for the Issuer and 1-4947 for J. C. Penney Funding Corporation. You may read and copy any document we file at the SEC public reference room:


                             Public Reference Room
                            450 Fifth Street, N.W.
                                   Rm. 1024
                            Washington, D.C. 20549

   You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                          INCORPORATION BY REFERENCE

   We can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering and the option we have granted to the initial purchasers expires or is exercised. The documents we incorporate by reference are:

   J. C. Penney Company, Inc.

    1. Current report on Form 8-K dated January 27, 2002.

   J. C. Penney Corporation, Inc.

    1. Annual report on Form 10-K for the fiscal year ended January 27, 2001;

    2. Quarterly reports on Form 10-Q for the fiscal quarters ended April 28, 2001, July 28, 2001 and October 27, 2001; and

    3. Current reports on Form 8-K dated June 18, 2001, September 10, 2001, September 21, and October 9, 2001.

   J. C. Penney Funding Corporation

    1. Annual report on Form 10-K for the fiscal year ended January 21, 2001;
       and

    2. Quarterly reports on Form 10-Q for the fiscal quarters ended April 28, 2001, July 28, 2001, and October 27, 2001.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number: J. C. Penney Company, Inc., P.O. Box 10001, Dallas, Texas 75301; telephone number (972) 431-2207,
Attention: Investor Relations.

   We furnish our stockholders with annual reports that contain audited financial statements.

[LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The following table itemizes the expenses incurred by us in connection with the resale of the notes and common stock being registered. All amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee, Trustee fees and expenses, and Rating agency fee.

 Securities and Exchange Commission registration fee $182,618
*Legal fees and expenses............................    5,000
*Printing fees and expenses.........................   30,000
 Trustee fees and expenses..........................   15,000
*Accounting fees and expenses.......................    5,000
 Rating agency fees.................................  300,000
*Miscellaneous expenses.............................   10,000
                                                     --------
    Total........................................... $547,618
                                                     ========

---------------------
* Estimated

Item 15.  Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law permits indemnification of our directors and officers in a variety of circumstances which may include liabilities under the Securities Act.

   Article X of our respective Bylaws provides in substance, for indemnification by the the Issuer and the Co-Obligor of their respective directors and officers in accordance with the provisions of the Delaware General Corporation Law. We have entered into indemnification agreements with our current directors and certain of our current officers which generally provide for indemnification by the Company except as prohibited by applicable law. To provide some assurance of payment of amounts to which these directors and officers may become entitled pursuant to these agreements, we have funded a trust.

   In addition, we have purchased insurance coverage under policies which insure the Issuer and the Co-Obligor for amounts which they are required or permitted to pay as indemnification of these directors and officers, and which insure these directors and officers against liabilities which might be incurred and for which they are not entitled to indemnification by the Issuer and the Co-Obligor, respectively.

Item 16.  Exhibits.


 4(a)(i)  Indenture, dated as of October 15, 2001, between the J. C. Penney Corporation, Inc. and The Bank of New York. (previously filed)

 4(a)(ii) First Supplemental Indenture, dated as of January 27, 2002, among J. C. Penney Corporation, Inc.,
          J. C. Penney Company, Inc., and The Bank of New York. (previously filed)

  (b)     Form of note. See Exhibit 4(a)(i) (previously filed)

 5        Opinion of C. R. Lotter with respect to the validity of the securities. (previously filed)

12        Computation of ratios (Computation of Ratios of Available Income to Combined Fixed Charges and
          Preferred Stock Dividend Requirements and Computation of Ratios of Available Income to Fixed
          Charges for each of the years ended January 27, 2001, January 29, 2000, January 30, 1999,
          January 31, 1998, and January 25, 1997, respectively, were filed as Exhibits 12 (a) and 12(b), respectively, to the Registrant's Annual Reports on Form 10-K for each of the years ended
          January 27, 2001, January 29, 2000, January 30, 1999, and January 31, 1998, respectively (SEC File
          No. 1-777), which Reports are incorporated herein by reference).

23(a)     Consent of KPMG LLP. (filed herewith)

  (b)     Consent of C. R. Lotter (see Exhibit 5). (previously filed)

  (c)     Consent of Miller & Chevalier. (previously filed)

24(a)     Powers of Attorney-J. C. Penney Corporation, Inc. (previously filed)

  (b)     Powers of Attorney-J. C. Penney Company, Inc. (previously filed)

25        Statement of Eligibility on Form T-1 of The Bank of New York, as trustee under the Indenture pursuant to which the notes registered hereunder are to be issued. (previously filed)


Item 17.  Undertakings.

   The undersigned Registrants hereby undertake:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registrations statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrants hereby undertake to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or give, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described in Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, each of the registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano and State of Texas, on the 4th day of April, 2002.


                                          J. C. PENNEY CORPORATION, INC.

                                          By:  /S/  R. B. CAVANAUGH
                                             __________________________________
                                             R. B. Cavanaugh
                                             Executive Vice President and
                                             Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          Signatures                        Title                    Date
          ----------                        -----                    ----

         A. QUESTROM*         Chairman of the Board and Chief    April 4, 2002
  ---------------------------   Executive Officer, Director
          A. Questrom

     /S/  R. B. CAVANAUGH     Executive Vice President and Chief April 4, 2002
  ---------------------------   Financial Officer (principal
        R. B. Cavanaugh         financial officer)

         W. J. ALCORN*        Senior Vice President, Controller  April 4, 2002
  ---------------------------   and Chief Purchasing Officer
         W. J. Alcorn           (principal accounting officer)

         M. A. BURNS*         Director                           April 4, 2002
  ---------------------------
          M. A. Burns

        T. J. ENGIBOUS*       Director                           April 4, 2002
  ---------------------------
        T. J. Engibous

         K. B. FOSTER*        Director                           April 4, 2002
  ---------------------------
         K. B. Foster

      V. E. JORDAN, JR.*      Director                           April 4, 2002
  ---------------------------
       V. E. Jordan, Jr.

       J. C. PFEIFFER.*       Director                           April 4, 2002
  ---------------------------
        J. C. Pfeiffer

  --------------------------- Director
         L. H. Roberts

        A. W. RICHARDS*       Director                           April 4, 2002
  ---------------------------
        A. W. Richards

      C. S. SANFORD, JR.*     Director                           April 4, 2002
  ---------------------------
      C. S. Sanford, Jr.

          Signatures                                 Title                      Date
          ----------                                 -----                      ----

         R. G. TURNER*              Director                                April 4, 2002
-------------------------------
         R. G. Turner

*By:    /S/  R. B. CAVANAUGH
-------------------------------
        R. B. Cavanaugh
       Attorney-in-Fact


                                          J.C. PENNEY CORPORATION, INC.

                                          By:         /S/  R. B. CAVANAUGH
                                             __________________________________
                                                      R. B. Cavanaugh
                                                Executive Vice President and
                                                  Chief Financial Officer

   Copies of powers of attorney authorizing W. J. Alcorn, R. B. Cavanaugh, M.
P. Dastague, and C. R. Lotter, and each of them, to sign this registration statement on behalf of the above named directors and officers, were previously filed with the SEC.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
                                          J. C. PENNEY COMPANY, INC.

                                          By:  /S/  R. B. CAVANAUGH
                                             __________________________________
                                             R. B. Cavanaugh
                                             Executive Vice President and
                                             Chief Financial Officer



          Signatures                        Title                    Date
          ----------                        -----                    ----

         A. QUESTROM*         Chairman of the Board and Chief    April 4, 2002
  ---------------------------   Executive Officer, Director
          A. Questrom

     /S/  R. B. CAVANAUGH     Executive Vice President and Chief April 4, 2002
  ---------------------------   Financial Officer (principal
        R. B. Cavanaugh         financial officer)

         W. J. ALCORN*        Vice President and Controller      April 4, 2002
  ---------------------------   (principal accounting officer)
         W. J. Alcorn

         M. A. BURNS*         Director                           April 4, 2002
  ---------------------------
          M. A. Burns

        T. J. ENGIBOUS*       Director                           April 4, 2002
  ---------------------------
        T. J. Engibous

         K. B. FOSTER*        Director                           April 4, 2002
  ---------------------------
         K. B. Foster

      V. E. JORDAN, JR.*      Director                           April 4, 2002
  ---------------------------
       V. E. Jordan, Jr.

  --------------------------- Director
        J. C. Pfeiffer

        L. H. ROBERTS*        Director                           April 4, 2002
  ---------------------------
         L. H. Roberts

        A. W. RICHARDS*       Director                           April 4, 2002
  ---------------------------
        A. W. Richards

      C. S. SANFORD, JR.*     Director                           April 4, 2002
  ---------------------------
      C. S. Sanford, Jr.

          Signatures                                 Title                      Date
          ----------                                 -----                      ----

         R. G. TURNER*              Director                                April 4, 2002
-------------------------------
         R. G. Turner

*By:    /S/  R. B. CAVANAUGH
-------------------------------
        R. B. Cavanaugh
       Attorney-in-Fact


                                          J.C. PENNEY COMPANY, INC.

                                          By:         /S/  R. B. CAVANAUGH
                                             __________________________________
                                                      R. B. Cavanaugh
                                                Executive Vice President and
                                                  Chief Financial Officer

   Copies of powers of attorney authorizing W. J. Alcorn, R. B. Cavanaugh, M.
P. Dastague, and C. R. Lotter, and each of them, to sign this registration statement on behalf of the above named directors and officers, were previously filed with the SEC.

                                 EXHIBIT INDEX


Exhibit
Number                                                  Description
------                                                  -----------

  4(a)(i)  Indenture, dated as of October 15, 2001, between the J. C. Penney Corporation, Inc. and The Bank of
           New York. (previously filed)

  4(a)(ii) First Supplemental Indenture, dated as of January 27, 2002, among J. C. Penney Corporation, Inc.,
           J. C. Penney Company, Inc., and The Bank of New York. (previously filed)

   (b)     Form of note.(See Exhibit 4(a))

  5        Opinion of C. R. Lotter with respect to the validity of the securities. (previously filed)

 12        Computation of ratios (Computation of Ratios of Available Income to Combined Fixed Charges and
           Preferred Stock Dividend Requirements and Computation of Ratios of Available Income to Fixed
           Charges for each of the years ended January 27, 2001, January 29, 2000, January 30, 1999,
           January 31, 1998, and January 25, 1997, respectively, were filed as Exhibits 12(a) and 12(b), respectively, to the Registrant's Annual Reports on Form 10-K for each of the years ended January 27,
           2001, January 29, 2000, January 30, 1999, January 31, 1998, and January 25, 1997, respectively (SEC
           File No. 1-777), which Reports are incorporated herein by reference).

 23(a)     Consent of KPMG LLP. (filed herewith)

   (b)     Consent of C. R. Lotter. (See Exhibit 5) (previously filed)

   (c)     Consent of Miller & Chevalier. (previously filed)

 24(a)     Powers of Attorney-J. C. Penney Corporation, Inc. (previously filed)

   (b)     Powers of Attorney-J. C. Penney Company, Inc. (previously filed)

 25        Statement of Eligibility on Form T-1 of The Bank of New York, as trustee under the Indenture pursuant to which the notes registered hereunder are to be issued. (previously filed)